     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1994

                                                            REGISTRATION NO. 33-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                         INLAND STEEL INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                                       36-3425828
(State of incorporation)                 (I.R.S. Employer Identification Number)

                             30 West Monroe Street
                            Chicago, Illinois 60603
                                 (312) 346-0300
  (Address, including zip code, and telephone number, including area code, of principal executive offices)

                               David B. Anderson
      Vice-President -- Corporate Planning, General Counsel and Secretary
                             30 West Monroe Street
                            Chicago, Illinois 60603
                                 (312) 899-3917
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   Copies to:

       Robert E. Curley                              Robert H. Craft, Jr.
    Mayer, Brown & Platt                             Sullivan & Cromwell
  190 South LaSalle Street                     1701 Pennsylvania Avenue, N.W.
  Chicago, Illinois 60603                         Washington, D.C. 20006

                               ------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

                        CALCULATION OF REGISTRATION FEE

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                                                         PROPOSED
                                                          MAXIMUM      PROPOSED
                                                         OFFERING       MAXIMUM
                                                           PRICE       AGGREGATE      AMOUNT OF
       TITLE OF EACH CLASS OF           AMOUNT TO BE        PER        OFFERING     REGISTRATION
    SECURITIES TO BE REGISTERED          REGISTERED      SHARE(1)      PRICE(1)          FEE
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
Common Stock ($1.00 par value)
(including Preferred Stock
Purchase Rights)....................  2,703,000 shares   $32.6875     $88,354,313      $30,467
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

(1) Estimated solely for purposes of determining the registration fee, based on the average of the high and low sales prices on the New York Stock Exchange Composite Tape on April 21, 1994.
                               ------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED APRIL 28, 1994
                                2,703,000 Shares
                         INLAND STEEL INDUSTRIES, INC.
                                  Common Stock
                          ($1.00 par value per share)
                               ------------------

This Prospectus relates to the issuance of a maximum of 2,703,000 shares of common stock, $1.00 par value per share (the "Common Stock"), of Inland Steel
 Industries, Inc., a Delaware corporation (the "Company"), issuable upon conversion of the Company's Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock, $1.00 par value per share (the "Series G
   Preferred Stock"), and under the standby arrangements described in this Prospectus. Common Stock resold under such standby arrangements will be sold pursuant to this Prospectus.

The Company has called the Series G Preferred Stock for redemption on May 31, 1994 (the "Redemption Date"), unless previously converted into Common Stock, at a redemption price of $53.2375 plus accrued and unpaid dividends of $.3854, for an aggregate redemption price of $53.6229 per share of Series G Preferred Stock (the "Redemption Price"). Prior to the close of business, New York City time, on May 23, 1994 (the "Last Conversion
      Date"), the Series G Preferred Stock may be converted into shares of Common Stock at a conversion rate equal to 1.802 shares of Common
       Stock per share of Series G Preferred Stock. Cash will be paid in lieu of issuing any fractional shares of Common Stock. After the Last Conversion Date, no conversion of the Series G Preferred
        Stock may be made. Any shares of Series G Preferred Stock not surrendered for conversion on or prior to the Last
          Conversion Date will be redeemed on the Redemption Date.
           The Common Stock is listed on the New York Stock
             Exchange (the "NYSE") under the trading symbol "IAD."
             On April 26, 1994, the reported closing price of the
              Common Stock on the NYSE was $34.375 per share. See
               "Price Range of Common Stock and Dividend Data."

The Company has arranged for CS First Boston Corporation and Goldman, Sachs & Co. (the "Purchasers") to purchase all shares of Series G Preferred Stock properly tendered to the Agent prior to the Last Conversion Date at $53.75 per share, and to purchase, in the event less than all the shares of Series G Preferred Stock are surrendered for conversion prior to the
     Last Conversion Date, directly from the Company up to such whole number of shares of Common Stock as would have been issuable upon conversion of any shares of Series G Preferred Stock outstanding prior to the close of business, New York City time, on the Last
         Conversion Date. Prior to such time, the Purchasers may also purchase Series G Preferred Stock in the open market, and any Series G Preferred Stock so purchased will be
             converted into Common Stock. See "Standby and Other
             Arrangements."
                               ------------------

     SEE "RISK FACTORS RELATED TO THE STEEL INDUSTRY AND THE COMPANY" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE
                 PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

Prior to the close of business, New York City time, on the Last Conversion Date, the Purchasers may offer Common Stock, including shares acquired through the purchase and conversion of shares of Series G Preferred Stock, at prices set from time to time by the Purchasers. It is intended that each such price when set will not exceed the greater of the last sale price or the current asked price of the Common Stock on the NYSE plus the amount of any concession to dealers, and it is intended that an offering price set on any calendar day will not be increased more than once during such day. After the close of business, New York City time, on the Last Conversion Date, the Purchasers may offer Common Stock at a price or prices to be determined, but which it is presently intended will be determined in conformity with the preceding sentence. The
       Purchasers may thus realize profits or losses independent of the compensation referred to under "Standby and Other Arrangements."
        The Purchasers have agreed to remit to the Company 50% of any profits realized on sales of shares of Common Stock obtained from the Company pursuant to such arrangements. Any Common
          Stock will be offered by the Purchasers when, as and if
           accepted by the Purchasers and subject to their right to
           reject orders, in whole or in part.
                               ------------------

This Prospectus does not constitute an offer of any securities other than Common Stock acquired by the Purchasers on conversion of shares of Series G
   Preferred Stock or directly from the Company under the standby arrangements.
CS FIRST BOSTON                                             GOLDMAN, SACHS & CO.

               The date of this Prospectus is              , 1994

     IN CONNECTION WITH THIS OFFERING, THE PURCHASERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OUTSTANDING COMMON STOCK AND SERIES A AND SERIES G PREFERRED STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ON THE CHICAGO STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Inland Steel Industries, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc. and the Chicago Stock Exchange, Incorporated.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

     There is incorporated herein by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (SEC File No. 1-9117) as filed by the Company with the Commission pursuant to the Exchange Act. See "Description of Capital Stock" herein for a current description of the Company's Common Stock. All documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Inland Steel Industries, Inc. at its principal executive offices, 30 West Monroe Street, Chicago, Illinois 60603,
Attention: Secretary (telephone (312) 346-0300).

                                  THE COMPANY

     The Company is the sole stockholder of Inland Steel Company and Inland Materials Distribution Group, Inc. ("Distribution" or "IMDG"). Inland Steel Company is a fully integrated domestic steel company that produces and sells a wide range of steels, of which approximately 99% consists of carbon and high-strength low-alloy steel grades. The two subsidiaries of Distribution are Joseph T. Ryerson & Son, Inc. ("Ryerson") and J.M. Tull Metals Company, Inc. ("Tull"), leading domestic steel service, distribution and materials processing organizations.

     Inland Steel Company manufactures basic steel products and is involved in related raw materials operations. It has the capability to produce six million tons of raw steel annually at its Indiana Harbor Works complex in East Chicago, Indiana. The two divisions of Inland Steel Company are Inland Steel Flat Products Company, which manufactures steel sheet, strip and plate for the automotive, appliance, office furniture, steel service center and electrical motor industries, and Inland Steel Bar Company, which manufactures special quality steel bars and related semi-finished products for forgers, steel service centers, heavy equipment manufacturers, cold finishers, and the transportation industry.

     Distribution processes and markets carbon, stainless and alloy steels, aluminum, nickel, brass, copper, and industrial plastics to manufacturers through 56 service center locations across the United States. Distribution's Ryerson subsidiary operates through three geographic divisions headquartered in Philadelphia, Chicago and Seattle. In addition, the Ryerson Coil Processing Company division, headquartered in Chicago, performs high-quality processing for customers who traditionally buy large quantities of carbon sheet steel. Based in Norcross, Georgia, Tull and its AFCO Metals, Inc. subsidiary operate primarily across the Southeast.

     Inland Steel Company and Nippon Steel Corporation ("NSC") operate, through joint ventures, two steel-finishing facilities near New Carlisle, Indiana. The total cost of these facilities was approximately $1.1 billion. I/N Tek, owned 60% by a subsidiary of Inland Steel Company and 40% by a subsidiary of NSC, operates a cold-rolling mill that began shipping commercial product in April 1990 and reached its design capability in March 1992. I/N Kote, owned equally by subsidiaries of Inland Steel Company and NSC, operates two galvanizing lines, which began start-up production in late 1991, became fully operational in the third quarter of 1992, and by the third quarter of 1993 had reached design capability and galvanized product had been qualified by the venture's major automotive customers.

     The address of the principal executive offices of the Company is 30 West Monroe Street, Chicago, Illinois 60603, and the telephone number of the Company is (312) 346-0300.

           RISK FACTORS RELATED TO THE STEEL INDUSTRY AND THE COMPANY

     The domestic steel industry and the Company's businesses are cyclical and have experienced only a modest recovery from the 1990-91 recession. These and other factors, including those described below, should be taken into account by prospective purchasers of the Common Stock.

DOMESTIC STEEL INDUSTRY

  HIGHLY CYCLICAL INDUSTRY

     The cyclical nature of the domestic steel industry was demonstrated in the past decade. The first half of the decade saw significant restructuring and reductions in industry capacity, continuing significant losses, and bankruptcies in the industry, as well as the impact of a strong dollar, which generally disadvantaged domestic steel producers and their exporting customers. This was followed by record-high industry profits in 1988 and more recently by the 1990-91 downturn in the economy and a dramatic decline in steel industry financial performance.

  EXCESS INDUSTRY CAPACITY AND DEPRESSED PRICES

     Steel consumption in the United States has not grown with the overall economy over the last decade. While domestic steel producers have taken action to scale back their operations through corporate reorganizations, through the shut-down of older facilities, or as a result of bankruptcy proceedings, there has existed over the past several years, taking into account current levels of imports, significant excess capacity in the United States. Further, while integrated steel producers, including Inland Steel Company, have reduced their total production capacity, capacity has been increased by most integrated producers in certain higher value-added product lines. With further increases currently underway and anticipated, significant overcapacity could arise in these product lines, particularly coated steel products. In addition, the domestic mini-mills have been adding capacity and expanding their product lines in recent years to include larger-size structural products and certain flat-rolled products.

     The results of operations of the major integrated steel producers are substantially affected by relatively small variations in the prices of their products. Current prices on steel products are lower than peak pricing levels realized in 1989. The outlook for prices continues to be uncertain.

  COMPETITION

     The domestic steel market is highly competitive. Major integrated producers, including Inland Steel Company, face competition from a variety of sources.

     IMPORTS. Domestic steel producers face significant competition from foreign producers and have been adversely affected by imports. Imports of finished steel products accounted for approximately 19 percent of the domestic market in 1993, down from the 1984 peak of 26 percent, but up from 18 percent in 1992. Many foreign steel producers are owned, controlled or subsidized by their governments. Decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. Certain foreign producers of steel and products made of steel have continued to ship into the United States market despite decreased profit margins or losses experienced by such producers.

          Adverse ITC Rulings. In 1992, unfair trade petitions were filed against foreign producers of bar, rod and flat-rolled steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on essentially all of the bar and rod products and about half of the flat-rolled products, in each case based on the tonnage of the products against which claims were brought. Certain domestic producers have filed formal appeals of the ITC decisions in the U.S. Court of International Trade or similar jurisdictional bodies in certain of the trade cases, and foreign producers have appealed certain of the findings against them. These appeals are pending and decisions are not expected before September 1994 in the bar and rod product cases, and mid-1995 in the flat-rolled product cases. It is not certain how the ITC actions and the appeals will affect imports of steel products into the United States or the price of such steel products.

          Potential Adverse GATT Agreements. On December 15, 1993, President Clinton notified the U.S. Congress of his intent to enter into agreements resulting from the Uruguay Round of multilateral trade negotiations under the General Agreement on Tariffs and Trade. The key provisions applicable to domestic steel producers include an agreement to eliminate steel tariffs in major industrial markets, including the United States, over a period of 10 years commencing July 1995, and agreements regarding various subsidy and dumping practices as well as dispute settlement procedures. Legislation must be enacted in order to implement the Uruguay Round agreements. Until that process is completed, it will not be possible to assess the extent to which existing U.S. laws against unfair trade practices may be weakened. However, the legislation resulting from the Uruguay Round agreements could potentially have a materially adverse impact on sales by domestic producers.

     MINI-MILLS. Mini-mills provide significant competition in certain product lines, principally structural shapes, bars and rods. Mini-mills are relatively efficient, low-cost producers that produce steel principally from scrap in electric furnaces, and at this time generally have lower capital, overhead, employment and environmental costs than the integrated steel producers, including Inland Steel Company. Thin-slab casting technologies have allowed mini-mills to enter certain sheet markets which have traditionally been supplied by integrated producers. Two such plants are in operation in the United States and plans have been announced for additional thin-slab mini-mill plants.

     REORGANIZED/RECONSTITUTED MILLS. The intensely competitive conditions within the domestic steel industry have been aggravated by the bankruptcy filings of a number of steel producers. These reorganized producers, along with mills which have been sold by integrated steel producers to new owners, often operate with lower cost structures, particularly with regard to labor expenses. Bankruptcy filings and sales of facilities also tend to promote the continued operation, modernization and upgrading of marginal facilities, perpetuating overcapacity in certain industry product lines.

     STEEL SUBSTITUTES. In the case of many steel products, there is substantial competition from manufacturers of products other than steel, including plastics, aluminum, ceramics, glass and concrete.

  SIGNIFICANT COST OF ENVIRONMENTAL REGULATION

     Domestic steel producers, including the Company, are subject to environmental laws and regulations concerning emissions into the air, discharges into ground water and waterways, and the generation, handling, labeling, storage, transportation, treatment and disposal of waste material. These include various Federal statutes regulating the discharge or release of pollutants to the environment, including the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA," also known as "Superfund"), Safe Drinking Water Act, and Toxic Substances Control Act, as well as state and local requirements. Violations of these laws and regulations can give rise to a variety of civil, administrative, and, in some cases, criminal actions and could also result in substantial liabilities or require substantial capital expenditures. In addition, under CERCLA the United States Environmental Protection Agency (the "EPA") has authority to impose liability for site remediation on waste generators, past and present site owners and operators, and transporters, regardless of fault or the legality of the original disposal activity. Liability under CERCLA is strict, joint and several. The costs of environmental compliance may place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which are not subject to environmental requirements as stringent as those in the United States, and producers of materials that compete with steel, which may not be required to assume equivalent costs in their operations.

THE COMPANY

  RECENT LOSSES

     The Company sustained net losses in six of the past ten years, including a $37.6 million net loss in 1993. In 1992, the Company had a net loss of $815.6 million, and in 1991 had a net loss of $275.1 million.

  CASH FLOW, LEVERAGE AND LIQUIDITY

     Cash Outflows Before Financing Activities. Although the Company's cash flow before financing activities, such as sale of securities, retirement of debt and payment of preferred dividends, was positive $11.0 million in 1993, for the years 1992 and 1991, cash flow before financing activities was negative $64.0 million and negative $126.2 million, respectively.

     Highly Leveraged. As a result of financing earlier cash needs, the Company has become highly leveraged and its debt obligations are rated less than "investment grade" by the major rating agencies. This has contributed to the Company's paying higher interest rates, being subject to more burdensome and restrictive financial covenants, and experiencing greater limitations on credit availability.

     Limited Financial Flexibility. Although the Company may incur modest amounts of additional debt at this time, the First Mortgage Indenture of Inland Steel Company, the indenture related to the Company's $150 million principal amount of 12.75% Notes due December 15, 2002 (the "12.75% Notes"), and documents governing borrowings by the Company's subsidiaries, limit the Company's ability to borrow funds and its financial flexibility.

  DEPENDENCE ON TRANSPORTATION INDUSTRY

     Demand for the Company's products is affected by, among other things, the relative strength or weakness of the transportation industry, primarily the automotive industry. In 1993, Inland Steel Company shipments of its product to the transportation market, including automotive, approximated 37% of total tonnage of steel shipments. The Steel Service Center segment ships approximately 9% of its product to transportation equipment producers. Sales to General Motors Corporation accounted for approximately 7% of consolidated net sales in each of 1993, 1992 and 1991.

  DEPENDENCE ON THIRD PARTIES FOR COKE REQUIREMENTS

     The last of Inland Steel Company's cokemaking facilities was permanently shut down by year-end 1993. All coke battery closures were necessitated by the inability of the facilities to meet environmental regulations and their deteriorating condition and performance. The Company had anticipated the closure of its remaining cokemaking facilities at year-end 1994. The decision to close these facilities early necessitated a 1993 pre-tax charge of $22.3 million that includes the write-off of property, plant and equipment costs which were to be depreciated in 1994 and additional costs for various expenditures associated with the shutdown of the facility, including personnel costs.

     Inland Steel Company has entered into a long-term contract to satisfy the majority of its coke needs. The contract contains a provision whereby coke prices to Inland Steel Company are adjusted annually based on market factors. PCI Associates (in which a subsidiary of Inland Steel Company holds a 50% interest) has constructed and is operating a pulverized coal injection facility that is anticipated to replace approximately 30% of Inland Steel Company's coke needs.

  OBLIGATION TO SELL STEEL TO I/N KOTE WITHOUT REGARD TO PRICE

     Inland Steel Company is obligated to sell cold-rolled steel to the unconsolidated I/N Kote joint venture and to make such sales at a price which is determined pursuant to the terms of the joint venture agreement. The Company's return on this venture is largely dependent on the price of cold-rolled steel sold to I/N Kote. The price received by Inland Steel Company is a function of I/N Kote's sales revenue, operating costs, debt service, and nominal return on partners' equity, with certain adjustments based upon I/N Kote's operating rate and revenue comparisons between Inland Steel Company and I/N Kote. In 1992, Inland Steel Company was required to sell cold-rolled steel to I/N Kote at less than its cost of production. Although the price approximated the cost of production during 1993, it is still significantly less than the market value for cold-rolled steel. There is no assurance that Inland Steel Company will receive higher prices for cold-rolled steel sold to I/N Kote in the future. Sales of cold-rolled steel to I/N Kote totalled 637,000 tons in 1993 and, at capacity, sales are anticipated to exceed 900,000 tons per year.

  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company provides pension, health care and life insurance benefits to its eligible employees and retirees. The pension benefits are funded through a pension trust while health care and life insurance benefits are paid as incurred.

     Pension Liabilities. Under Generally Accepted Accounting Principles ("GAAP"), the Company's $1.8 billion pension plan had unfunded liabilities of $283 million at year-end 1993. Investment performance exceeded actuarial assumptions in 1993, but pension plan GAAP liabilities increased significantly because of the decline in the interest rate used to calculate the present value of the future plan liabilities and because of increased pension benefits provided in the new labor agreement with the United Steelworkers of America. For the first time since 1985, the Company will report a pension cost in 1994 rather than a credit. The year-to-year increase in pension cost will approximate $33 million based on the use of a 7.25% interest assumption to calculate the present value of pension liabilities. Despite the increased GAAP pension plan liabilities, the Company will not be required by ERISA to fund the pension plan in 1994 since ERISA funding calculation guidelines use long-term investment returns rather than current interest rates to calculate the present value of future plan liabilities.

     Liabilities for Benefits Other Than Pensions Are Unfunded. Liabilities for health care and life insurance benefits are not funded. The net present value of the unfunded benefits liability as of December 31, 1993, calculated in accordance with Financial Accounting Standards Board ("FASB") Statement No. 106, was approximately $1.0 billion. The expense provision for these benefits for 1993 was $96 million, which was $43 million more than the cash benefit payments for the year. The unfunded liability will continue to grow, since accrual-basis costs are expected to exceed cash benefit payments for several more years.

  FINANCIAL COMMITMENTS FOR ENVIRONMENTAL COMPLIANCE

     The U.S. District Court for the Northern District of Indiana entered a consent decree in June 1993 confirming the agreement between Inland Steel Company and the EPA on all matters raised by a lawsuit filed by the EPA in 1990. The consent decree includes a $3.5 million cash fine (which was charged to operations in 1992), an obligation to undertake environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The consent decree also requires the Company, among other things, to assess the extent of environmental contamination at Inland Steel Company's Indiana Harbor Works, to evaluate corrective measures and to implement such measures. The Company is presently assessing the extent of environmental contamination. The Company anticipates that this assessment will cost approximately $1 million to $2 million per year and take another three to five years to complete. Because the nature and extent of corrective actions cannot be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective actions is not significant.

     Environmental projects authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that may be required under the settlement of the 1990 EPA lawsuit, will require capital expenditures of approximately $20 million in 1994 and $13 million in 1995. It is anticipated that the Company will make annual expenditures of $5 million to $10 million in each of the three years following. In addition, the Company will have ongoing annual expenditures of $40 million to $50 million for the operation of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the U.S. Resource Conservation Act and the consent decree settling the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required.

  COMMON STOCK BUYBACK COMMITMENT

     In connection with the sale of the Series F Preferred Stock to a subsidiary of NSC in December 1989, the Company agreed to repurchase $185 million of its Common Stock. In December 1990, the Company suspended further open-market stock purchases pending its return to acceptable levels of profitability. At December 31, 1993, a total of $144 million had been spent to repurchase 4.6 million shares of Common Stock. Until the repurchase is completed, the Company has agreed with NSC to maintain cash, certain securities, a surety bond, a letter of credit, or some combination thereof, equal to $22 million at December 31, 1993. The repurchase commitment of $40.8 million as of year-end 1993 is reflected as "temporary equity" on the Company's balance sheet.

  ABSENCE OF COMMON STOCK DIVIDENDS

     The Board of Directors discontinued the quarterly Common Stock cash dividend beginning in the second quarter of 1991. The payment of any future dividends on the Common Stock and the amount thereof will be determined by the Board of Directors in light of earnings, the financial condition of the Company, and other relevant factors. Certain covenants in the indenture related to the 12.75% Notes further limit the Company's ability to pay cash dividends on Common Stock. See "Description of Capital Stock -- Common Stock -- Dividend Limitations."

                        RECENT DEVELOPMENTS AND OUTLOOK

RECENT DEVELOPMENTS

     The Company was profitable in the first quarter of 1994. Net income was $9.2 million, or $.03 per common share. This compares with a net loss of $31.4 million, or $1.12 per common share, in the first quarter of 1993. Sales increased 14.3%, compared to the first quarter of 1993, to $1.08 billion as market conditions continued to improve for both of the Company's business segments. Compared to the same quarter in the prior year, the Company experienced a $57.6 million increase in operating profit in the first quarter of 1994. Inland Steel Company achieved a $13.6 million operating profit for the quarter as sales increased 13.5% (over the year-ago quarter) to $590.9 million. As compared to the year-ago quarter, Inland Steel Company's shipments improved by 3.7% to 1,253,000 tons and prices rose 9.8%, reflecting market strength and an improved product mix. Severe weather in January 1994 and underperformance in plate operations reduced operating results by $16 million. IMDG generated a first quarter operating profit of $21.4 million, a 42.7% increase from the first quarter of 1993. IMDG's sales increased 15.4% during the first quarter to $538.6 million. The Company's cash and cash equivalents totaled $103.6 million at March 31, 1994. During the first quarter, $75 million of Inland Steel Company's first mortgage bonds were redeemed and an equity interest in an off-balance-sheet leveraged-lease was acquired for $83 million.

     The following consolidated summary of financial information presents the results of operations for the quarters ended March 31, 1993 and 1994 (unaudited). The information for interim periods is unaudited, but, in the opinion of the Company, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. Results for interim periods should not be considered as indicative of results for any other periods or for the year.

RESULTS OF OPERATIONS (UNAUDITED)

  CONSOLIDATED RESULTS

                                                                                 IN THOUSANDS
                                                                           (EXCEPT PER SHARE DATA)
                                                                        ------------------------------
                                                                        FIRST QUARTER    FIRST QUARTER
                                                                            1994             1993
                                                                        -------------    -------------
Net Sales............................................................    $ 1,075,701       $ 941,500
Operating Profit or (Loss)...........................................         36,247         (21,361)
Income or (Loss) Before Income Taxes.................................         14,604         (47,518)
Provision for Income Taxes (cr = credit).............................          5,418          16,156cr
Net Income or (Loss).................................................          9,186         (31,362)
Net Income or (Loss) Per Share of Common Stock.......................            .03           (1.12)

  SEGMENT INFORMATION

                                                                                 IN MILLIONS
                                                                        ------------------------------
                                                                        FIRST QUARTER    FIRST QUARTER
                                                                            1994             1993
                                                                        -------------    -------------
NET SALES
Integrated Steel Operations..........................................     $   590.9         $ 520.7
Steel Service Center Operations......................................         538.6           466.9
Eliminations -- Intersegment Sales...................................         (53.8)          (46.1)
                                                                        -------------    -------------
     Total Net Sales.................................................     $ 1,075.7         $ 941.5
                                                                        -------------    -------------
                                                                        -------------    -------------
OPERATING PROFIT OR (LOSS)
Integrated Steel Operations..........................................     $    13.6         $ (36.7)
Steel Service Center Operations......................................          21.4            15.0
Adjustments and Eliminations.........................................           1.2              .3
                                                                        -------------    -------------
     Total Operating Profit or (Loss)................................     $    36.2         $ (21.4)
                                                                        -------------    -------------
                                                                        -------------    -------------

OUTLOOK

     The Company's return to acceptable levels of profitability is dependent on the successful implementation of its turnaround strategy, including lowering costs, increasing revenue and improving asset utilization, as well as a combination of factors that are outside the Company's control, including the overall level of domestic steel demand, import penetration, the level of the U.S. dollar, and the trend of steel selling prices. The Company has experienced recent improvements in some of these factors, most notably stronger steel demand and prices. Work force reductions continue at the Company and now total over 2,600 people since year-end 1991. To achieve the 1994 cost target, a further reduction of 900 employees is planned. Assuming continuing strong steel markets, steel price increases and further progress in its ongoing cost reduction, the Company in 1994 has targeted a minimum $200 million improvement in operating profit over 1993's results, and the Company's first quarter performance is consistent with achieving this goal. There can be no assurance, however, that these favorable influences will continue throughout the year or that the targeted improvements will be obtained.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale to the Purchasers of Common Stock pursuant to the standby arrangements described herein will be used to effect the redemption of any shares of Series G Preferred Stock not tendered for conversion. The remainder, if any, will be used for general corporate purposes. The proceeds of this offering are dependent upon the number of shares of Common Stock, if any, to be acquired by the Purchasers from the Company, which will not be determinable until after the close of business, New York City time, on May 23, 1994, the Last Conversion Date.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND DATA

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IAD." The following table sets forth the high and low sale prices of the Common Stock on the NYSE Composite Tape, as reported in The Wall Street Journal (Midwest Edition), for the periods indicated.

                                    PERIOD                                        HIGH     LOW
- -------------------------------------------------------------------------------   ----     ---
1992:
  First Quarter................................................................   $26      $21 1/8
  Second Quarter...............................................................    27       21 1/4
  Third Quarter................................................................    26 1/4   18 1/8
  Fourth Quarter...............................................................    23 3/8   16 1/4
1993:
  First Quarter................................................................    24 3/4   20
  Second Quarter...............................................................    29 1/8   21 1/2
  Third Quarter................................................................    30 1/4   24 3/4
  Fourth Quarter...............................................................    35       28
1994:
  First Quarter................................................................    37 1/8   29 7/8
  Second Quarter (through April 26)............................................    34 5/8   29 7/8

     For a recent last reported sale price of the Common Stock on the NYSE, see the cover page of this Prospectus.

     The Company paid a cash dividend of $.15 per share in the first quarter of 1991. The Board of Directors discontinued the quarterly Common Stock cash dividend after the first quarter of 1991. Certain covenants in the indenture relating to the 12.75% Notes limit the Company's ability to declare and pay cash dividends and certain covenants in borrowing arrangements of the Company's subsidiaries limit the ability of these subsidiaries to transfer cash to the Company. As a result of the former restrictions, approximately $50 million of cash dividends could have been declared or paid by the Company as of March 31, 1994. See "Description of Capital Stock -- Common Stock -- Dividend Limitations." The payment of any future dividends on the Common Stock and the amount thereof will be determined by the Board of Directors in light of earnings, the financial condition of the Company, and other relevant factors.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of December 31, 1993, and as adjusted to give effect to the conversion of Series G Preferred Stock into Common Stock and, to the extent all of the outstanding shares of Series G Preferred Stock are not converted by the holders thereof into shares of Common Stock, the redemption of the such shares of Series G Preferred Stock and the sale of the Common Stock to the Purchasers. The retirement of all of the Series G Preferred Stock through conversion or redemption will result in a reduction in the Company's annual preferred stock dividend requirements of approximately $7 million. In addition to the amounts set forth below, subsidiaries of the Company had guaranteed obligations of joint ventures and partnerships totaling $316 million at December 31, 1993.

                                                                              DECEMBER 31, 1993
                                                                            ----------------------
                                                                                             AS
                                                                            HISTORICAL    ADJUSTED
                                                                            ----------    --------
                                                                                 IN MILLIONS
Long-term debt (including current maturities of $98.8 million):
  First Mortgage Bonds of Inland Steel Company...........................    $   423.8    $  423.8
  Other long-term debt and capitalized lease obligations.................        452.1       452.1
                                                                            ----------    --------
          Total long-term debt...........................................        875.9       875.9
                                                                            ----------    --------
Temporary equity(1):
  Redeemable preferred stock Series F, $1.00 par value; 185,000 shares issued and outstanding; redeemable at $1,000 per share with an
     aggregate liquidation value of $185.0 million.......................        185.0       185.0
  Common stock repurchase commitment.....................................         40.8        40.8
                                                                            ----------    --------
          Total temporary equity.........................................        225.8       225.8
                                                                            ----------    --------
Stockholders' equity:
  Preferred stock, $1.00 par value, 15,000,000 shares authorized for all series including Series F:
     Series A $2.40 Cumulative Convertible Preferred Stock; 96,589 shares issued and outstanding with an aggregate liquidation value of $4.3
      million............................................................           .1          .1
     Series E ESOP $3.523 Cumulative Convertible Preferred Stock;
      3,114,568 shares issued and outstanding with an aggregate
      liquidation value of $151.0 million................................          3.1         3.1
     Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock;
      1,500,000 shares issued and outstanding with an aggregate
      liquidation value of $75.0 million.................................          1.5          --
  Common stock, $1.00 par value; 100,000,000 shares authorized;
     47,854,208 shares issued; 50,557,208 shares as adjusted.............         47.9        50.6
  Capital in excess of par value.........................................      1,106.4     1,104.0
  Accumulated deficit....................................................       (371.9)     (371.9)
  Unearned compensation -- ESOP..........................................       (112.2)     (112.2)
  Common stock repurchase commitment.....................................        (40.8)      (40.8)
  Treasury stock at cost, 6,767,139 shares...............................       (236.5)     (236.5)
                                                                            ----------    --------
          Total stockholders' equity.....................................        397.6       396.4
                                                                            ----------    --------
            Total long-term debt, temporary equity and stockholders'
              equity.....................................................    $ 1,499.3    $1,498.1
                                                                            ----------    --------
                                                                            ----------    --------

- -------------------------
(1) See Note 4 to the consolidated financial statements.

                        SUMMARY OF FINANCIAL INFORMATION

     The following consolidated summary of financial information presents the results of operations for the five years ended December 31, 1993 and should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included herein. The summary for each of the years in the three-year period ended December 31, 1993 has been derived from the consolidated financial statements included herein and other information and data contained in the Company's Consolidated Financial Statements which have been audited by Price Waterhouse, the Company's independent accountants. The summary for each of the years in the two-year period ended December 31, 1990, has been derived from separate audited consolidated financial statements of the Company.

                                                                     YEARS ENDED DECEMBER 31,
                                                   ------------------------------------------------------------
                                                     1993         1992         1991         1990         1989
                                                   --------     --------     --------     --------     --------
                                                               IN MILLIONS (EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
  Net sales.....................................   $3,888.2     $3,494.3     $3,404.5     $3,870.4     $4,146.7
  Operating costs...............................    3,839.3      3,690.2      3,500.4      3,842.3      3,905.7
  Gain on sale of partial interest in joint
    venture(A)..................................         --        (22.5)          --           --           --
  Facility shutdown and restructuring
    provisions(B)...............................       22.3           --        205.0          9.0           --
                                                   --------     --------     --------     --------     --------
  Operating profit or (loss)....................       26.6       (173.4)      (300.9)        19.1        241.0
  General corporate expense, net of income
    items.......................................      (22.2)       (30.3)       (23.4)       (17.1)       (10.0)
  Interest and other expense on debt............      (78.0)       (54.9)       (46.8)       (38.7)       (38.4)
  Corporate restructuring provision(B)..........         --           --        (10.0)          --           --
  Effect of claim settlement(C).................         --           --           --           --        (17.0)
                                                   --------     --------     --------     --------     --------
  Income or (loss) before income taxes..........      (73.6)      (258.6)      (381.1)       (36.7)       175.6
  Provision for income taxes(D).................       36.0Cr       99.2Cr      106.0Cr       16.1Cr       55.9
                                                   --------     --------     --------     --------     --------
  Income or (loss) before cumulative effect of
    change in accounting principle(E)...........      (37.6)      (159.4)      (275.1)       (20.6)       119.7
  Cumulative effect of change in accounting
    principle(F)................................         --       (656.2)          --           --           --
                                                   --------     --------     --------     --------     --------
  Net income or (loss)..........................      (37.6)      (815.6)      (275.1)       (20.6)       119.7
  Dividend requirements for preferred stock (net
    of tax benefits related to leveraged ESOP
    shares).....................................       32.0         32.1         30.5         24.9          7.6
                                                   --------     --------     --------     --------     --------
  Net income or (loss) applicable to common
    stock.......................................   $  (69.6)    $ (847.7)    $ (305.6)    $  (45.5)    $  112.1
                                                   --------     --------     --------     --------     --------
                                                   --------     --------     --------     --------     --------
  Average common shares outstanding.............       35.5         32.8         30.9         32.2         35.6
                                                   --------     --------     --------     --------     --------
                                                   --------     --------     --------     --------     --------
Per common share:
  Income or (loss) before cumulative effect of
    change in accounting principle(E)...........   $  (1.96)    $  (5.83)    $  (9.88)    $  (1.41)    $   3.15
  Cumulative effect of change in accounting
    principle(F)................................         --       (19.99)          --           --           --
                                                   --------     --------     --------     --------     --------
Net income or (loss) -- Primary.................   $  (1.96)    $ (25.82)    $  (9.88)    $  (1.41)    $   3.15
                                                   --------     --------     --------     --------     --------
                     -- Fully diluted...........   $  (1.96)    $ (25.82)    $  (9.88)    $  (1.41)    $   3.06
                                                   --------     --------     --------     --------     --------
                                                   --------     --------     --------     --------     --------
BALANCE SHEET (END OF PERIOD):
  Working capital...............................   $  496.4     $  441.0     $  322.8     $  395.9     $  703.0
  Total assets..................................    3,435.8      3,146.5      2,697.8      2,934.8      3,008.5
  Long-term debt................................      777.1        873.7        764.8        691.7        577.7
  Redeemable preferred stock....................      185.0        185.0        185.0        185.0        185.0
  Other temporary equity........................       40.8         49.9         53.0         54.9        181.3
  Stockholders' equity..........................      397.6        271.4      1,009.4      1,234.0      1,313.8
  Book value per common share...................       7.79         6.01        31.10        41.27        43.00

                      Notes appear on the following page.

- -------------------------
(A) In the second quarter of 1992, Inland Steel Company sold half of its 25 percent interest in its Walbridge Coatings joint venture.

(B) In 1993, the Company recorded a facility shutdown provision of $22.3 million which covered costs associated with the earlier than planned closure of Inland Steel Company's cokemaking facilities. Of the amount provided, $7.7 million relates to the write-off of assets with the remainder provided for various expenditures associated with the shutdown of the facility, including personnel costs.

     In 1991, the Company recorded restructuring provisions aggregating $215 million ($165 million after taxes, or $5.53 per share), of which $205 million pertained to the Indiana Harbor Works steelmaking complex of Inland Steel Company and $10 million was applicable to the Company's corporate office. The provisions cover writedowns of uneconomic facilities, principally cokemaking batteries, the ingot mold foundry, and selected older facilities expected to be shut down, as well as provisions for environmental matters and workforce reductions (consisting principally of added pension and other employee benefit costs). In 1990 the Steel Service Center segment recorded a $9 million restructuring charge.

(C) In 1987, the Indiana Supreme Court refused to review the judgments in favor of Inland Steel Company entered by the Circuit Court and affirmed by the Court of Appeals in litigation with Koppers Company, Inc. ("Koppers") for breach of contract in the construction of a blast furnace and coke plant. The net judgment and accrued interest totaled approximately $93 million. Pursuant to a settlement agreement between the parties, Koppers paid Inland Steel Company approximately $73 million in cash in 1987 and delivered $20 million of coke, a fuel used in ironmaking, in 1988. In the second quarter of 1989, the Company paid Koppers $17 million to settle a claim made by Koppers subsequent to the 1987 settlement.

(D) During 1988, the Company exhausted its operating loss carryforwards for financial statement purposes and began providing for deferred income taxes. In 1991 and 1990, as a result of the operating losses incurred, an income tax credit resulted from a reversal of a portion of the reestablished deferred income taxes. Effective January 1, 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of prior years at the date of adoption was not material to the results of operations or the financial position of the Company.

(E) Excluding the $215 million restructuring provision discussed in Note (B) above, the Company's 1991 net loss was $110 million, or $4.55 per share.

(F) Effective January 1, 1992, the Company elected to adopt FASB Statement No. 106 and to recognize immediately the related transition obligation (as defined in FASB Statement No. 106).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1993          1992          1991
                                                       --------      --------      --------
                                                       IN MILLIONS (EXCEPT PER SHARE DATA)
        Net sales...................................   $3,888.2      $3,494.3      $3,404.5
        Operating profit (loss).....................   $   26.6      $ (173.4)     $ (300.9)
        Net loss....................................   $  (37.6)     $ (815.6)     $ (275.1)
        Net loss per common share...................   $  (1.96)     $ (25.82)     $  (9.88)

     The Company's 1993 net loss of $37.6 million, or $1.96 per common share, was significantly less than the 1992 net loss of $815.6 million, or $25.82 per common share. Included in the 1992 loss is $656.2 million, or $19.99 per common share, related to a one-time charge to recognize the cumulative effect of adopting a new accounting standard, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Even excluding the 1992 charge, 1993 results were significantly improved from the 1992 loss of $159.4 million, or $5.83 per common share.

     Net sales of $3.89 billion in 1993 were 11 percent higher than 1992 levels, primarily due to increased volume as average selling prices remained virtually unchanged at both of the Company's business segments. This compared with a slight increase in sales in 1992 over 1991 as higher volume was largely offset by declining prices.

     Two primary factors that adversely impacted 1993 results, both at the Company's Integrated Steel Segment, were a $22.3 million charge for the early closure of cokemaking operations and a scheduled outage associated with a mini-reline of its largest blast furnace which unfavorably impacted steel operations by approximately $30 million. Despite these factors, significant improvements in volume and continued cost reductions resulted in the Company posting a $27 million operating profit for the year, a $200 million improvement compared with 1992.

     In 1992, the Company experienced the largest net loss in its history due primarily to the adoption of FASB Statement No. 106 on retiree health care costs and the Company's election to recognize immediately, rather than amortize over 20 years, a $656.2 million after-tax transition obligation reflecting the aggregate amount that would have been accrued had the standard been in effect in prior years. This charge was reported on a separate line as a change in accounting principle on the Statement of Operations and did not impact the year's operating loss. However, operating results for 1993 and 1992, as compared with 1991, were penalized by approximately $43 million ($28 million after tax) and $63 million ($41 million after tax), respectively, from the incremental costs of the accrual method required by FASB Statement No. 106 versus the prior method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Matters" for further details.

     In 1992, the Company also adopted FASB Statement No. 109, "Accounting for Income Taxes," which, at the time of adoption, had no material impact on results of operations or the financial position of the Company. However, without the change, the Company would not have been able to reduce its 1993 and 1992 losses by credits for deferred tax benefits of $39 million and $463 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Matters" for further details.

     Excluding the effect of the charge for the early closure of cokemaking operations in 1993, the effect in 1993 and 1992 of the adoption of FASB Statement No. 106, and a 1991 restructuring provision of $215 million ($165 million after tax), the Company's adjusted net income would have been $6 million in 1993 compared with net losses of $119 million and $110 million in 1992 and 1991, respectively. The 1992 loss was lessened by an after-tax gain of $15 million, or $.44 per common share, from the sale of a joint-venture interest.

     With I/N Tek and I/N Kote having reached the end of their learning curves and completion of major upgrades at the steelmaking operations, the Company's modernization program is complete. In addition, a new six-year labor contract at Inland Steel Company is in place. These factors, coupled with the Company's turnaround strategy launched in 1991 to improve performance by increasing revenues, reducing costs and enhancing asset utilization, are anticipated to provide the basis for continued improvement in 1994 operating results.

     To maintain financial flexibility, the Company sold 5.75 million new shares of Common Stock in 1993 and 4.3 million new shares during 1992. The average number of shares of Common Stock outstanding were 36 million in 1993, 33 million in 1992, and 31 million in 1991. Results per common share are reported after preferred stock dividends.

     The Company's Integrated Steel Segment accounted for 64 percent of its identifiable assets at year-end 1993, and during the year provided 53 percent of its sales. Sales of sheet, strip and plate in the Integrated Steel Segment accounted for 45 percent of consolidated net sales in 1993, 1992 and 1991. There was no other class of similar products of the Company accounting for 10 percent or more of consolidated net sales in any of such years.

INTEGRATED STEEL SEGMENT

                                                             YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1993          1992          1991
                                                       --------      --------      --------
                                                                   IN MILLIONS
        Net sales...................................   $2,174.9      $1,909.4      $1,895.4
        Operating loss..............................   $  (28.2)     $ (200.6)     $ (313.2)
        Net tons shipped............................        4.8           4.3           4.2

     Inland Steel Company reported an operating loss of $28 million for 1993, the smallest loss since 1990, following operating losses of $201 million in 1992 and $313 million in 1991. The 1991 operating loss included a $205 million restructuring provision but was not affected by the incremental expense related to the adoption of FASB Statement No. 106 that negatively impacted 1993 and 1992 results by $39 million and $53 million, respectively.

     The 1993 financial results were further negatively affected by approximately $30 million due to the unfavorable impact on steel operations of the scheduled outage of Inland Steel Company's largest blast furnace at the Indiana Harbor Works for a mini-reline. In addition, there was a $22.3 million charge taken for the early closure of the Company's remaining cokemaking facilities due to their inability to meet environmental regulations and deteriorating operating performance. Partially offsetting these unfavorable items was a $24 million LIFO profit recognition due to inventory reductions.

     Net sales increased 14 percent in 1993 to $2.17 billion due almost entirely to an increase in shipments to 4.8 million tons. The average selling price for 1993 was virtually unchanged from 1992. In 1992, the slight increase in volume of 2 percent to 4.3 million tons was largely offset by lower selling prices resulting from the sale of steel to I/N Kote at a contractual price less than the cost of production, as discussed below. Inland Steel Company operated at 83 percent of its raw steelmaking capability in 1993, compared with 79 percent in 1992 and 74 percent in 1991.

     In 1992, a slower-than-expected shift in galvanized products to I/N Kote, as well as the initial recognition of interest and depreciation expense associated with the I/N Kote facility, added approximately $40 million to operating losses. Also, an outage of the No. 7 Blast Furnace reduced production by 140,000 tons, which increased the operating loss by nearly $30 million. These 1992 problems, coupled with an addition of $12 million to a reserve for environmental matters, more than offset the benefits of reduced costs and a $23 million gain on the sale of half of Inland's 25 percent interest in Walbridge Coatings.

     Inland Steel Company embarked in 1991 on a three-year turnaround program to significantly reduce its underlying cost base by year-end 1994. The 1991 restructuring charge of $205 million provided for the write-off of facilities, an environmental reserve and the cost of an estimated 25 percent reduction in the workforce. Employment has been reduced by approximately 2,300 people from the end of 1991 through year-end 1993, and an additional 1,200 jobs are expected to be eliminated by the end of 1994. The 1993 effect of this program represents a savings of approximately $140 million in employment costs and $10 million in decreased depreciation expense. However, the savings from reduced employment was partially offset by increased wages under the Company's labor agreements and increased medical benefit costs as the Company began to accrue in 1992 for postretirement medical benefits.

     By year-end 1992 and throughout 1993, I/N Tek was operating near capacity and producing consistently high-quality steels. In August 1993, I/N Kote was operating near design capacity and, by year-end 1993, had achieved product qualification at all major customers. Under the I/N Kote partnership agreement, Inland Steel Company supplies all of the steel for the joint venture and, with certain limited exceptions, is required to set the price of that steel to assure that I/N Kote's expenditures do not exceed its revenues. During 1993, Inland Steel Company's sales price approximated its cost of production, but was still significantly less than the market value for cold-rolled steel. Beginning in 1993, I/N Kote expenditures included principal payments and provision for return on equity to the partners. Therefore, Inland Steel Company's ability to realize a satisfactory price on its sales to I/N Kote depends on the facility achieving near-capacity operations and obtaining appropriate pricing for its products.

     The Company's remaining cokemaking facilities were closed by year-end 1993. The Company determined that it was uneconomical to repair the coke batteries sufficiently to continue cost-effective operations that would comply with current environmental laws. To replace the Company-produced coke, Inland Steel Company entered into a long-term contract and other arrangements to purchase coke. In addition, Inland Steel Company and NIPSCO, a local utility, formed a joint venture which constructed and is operating a pulverized coal injection facility at the Indiana Harbor Works. This facility injects coal directly into the blast furnaces and is expected to reduce coke requirements by approximately 30 percent, or 600,000 tons a year, when fully operational. The joint venture commenced operations in the third quarter of 1993.

SERVICE CENTER SEGMENT

                                                             YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1993          1992          1991
                                                       --------      --------      --------
                                                       IN MILLIONS (EXCEPT PLANTS OPERATED)
        Net sales...................................   $1,893.3      $1,716.6      $1,655.9
        Operating profit............................   $   56.4      $   27.1      $   16.2
        Net tons shipped............................       2.08          1.87          1.74
        Plants operated.............................         56            56            56

     IMDG continued to expand market share in 1993. In the past two years, operating profits rose 248 percent to $56 million. Excluding the incremental effect of FASB Statement No. 106, which affected 1993 and 1992, IMDG's operating profits were $60 million in 1993, $37 million in 1992 and $16 million in 1991. This two year increase has been accomplished, despite some reduction in prices, through increased volume.

     Net sales rose 10 percent in 1993 due almost entirely to an increase in volume as the average selling price per ton increased minimally. In 1992, the 4 percent increase in net sales resulted from a 7 percent increase in tonnage that was partially offset by a 3 percent decrease in average selling price per ton.

     Both of IMDG's businesses were profitable in 1993. The general line business, which supplies a wide range of metals as well as industrial plastics, was profitable in all four regions while expanding market share. The coil processing business was profitable in 1993 after recording a slight operating loss in 1992.

LIQUIDITY AND FINANCING

     Cash and cash equivalents increased to $251 million at year-end 1993 from $138 million on December 31, 1992. Cash and cash equivalents on December 31, 1991 totaled $47 million. There was no short-term bank borrowing outstanding at year-end 1993 or at any time during 1993. During 1992, short-term bank borrowing averaged $13 million and peaked at $40 million in that year.

     In the 1993 fourth quarter, the Company sold 5.75 million shares of Common Stock, and is using the net proceeds of $179 million to reduce fixed charges of the Company and its subsidiaries. At year-end 1993, Inland Steel Company called the remaining $75 million principal amount of outstanding Series O, P, and Q First Mortgage Bonds for redemption on January 28, 1994. In January 1994, the Company announced that Inland Steel Company would purchase a currently leased caster facility. Under the terms of the purchase agreement, in March 1994 Inland Steel Company purchased for $83 million the lessor's equity interest in the No. 2 Basic Oxygen Furnace Shop caster facility that was leased from a subsidiary of General Electric Capital Corporation. In addition, in connection with such purchase, Inland Steel Company recorded $63 million of debt.

     In the second quarter of 1993, Inland Steel Company refinanced $40 million of 9.75 percent and 10.0 percent coupon pollution control revenue bonds at an interest rate of 6.8 percent.

     In 1992, approximately $150 million and $100 million, respectively, was raised through the sale of the Company's 12.75% Notes and Common Stock.

     Cash availability as well as various covenants in subsidiary borrowing arrangements limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to approximately $225 million at year-end 1993. This amount is subject to change based on the financial performance of each subsidiary.

     An earnings coverage test in the indenture covering the Inland Steel Company's First Mortgage Bonds precluded issuance of additional mortgage bonds in 1993. In addition, the Company's subsidiary borrowing arrangements, as well as both the Series T First Mortgage Indenture and the indenture under which the 12.75% Notes were issued, contain covenants limiting financial flexibility and the Company's ability to issue additional debt. Certain covenants in the indenture relating to the 12.75% Notes also limit the Company's ability to declare and pay cash dividends.

     In 1989, the Company sold $185 million of its Series F Exchangeable Preferred Stock and agreed to repurchase an identical amount of Company common stock. By year-end 1993, $144 million had been spent to purchase 4.6 million shares. In December 1990, the Company suspended further open-market stock purchases under this agreement.

     The Company's subsidiaries continue to maintain committed credit facilities totaling $225 million. In the second quarter of 1993, one of these agreements, a $100 million credit facility arranged by a special-purpose subsidiary of Inland Steel Company, was extended to November 30, 1995. The credit facility is secured by receivables sold to this subsidiary by Inland Steel Company. The $100 million Ryerson unsecured revolving credit facility extends to March 31, 1995 and the $25 million Tull unsecured credit facility extends to December 15, 1994. The interest rates on borrowings under such credit agreements are, at the Company's option, based on Eurodollar, Certificate of Deposit, or Base (the greater of federal funds or prime) rates. At year-end, the highest interest rate option for borrowings under any of these credit agreements was the applicable prime rate plus .75 percent. In addition to these credit facilities, a $55 million revolving credit agreement secured by inventories and receivables was established in 1993 for I/N Kote to provide for the joint venture's working capital needs, thus reducing the need for the partners to provide additional funds to I/N Kote for that purpose.

     The Company believes that its present cash position, augmented by its subsidiaries' credit facilities and the anticipated cash flow from operations provided by cost reductions and increased revenues, will provide sufficient liquidity to meet its scheduled debt retirements, pay preferred dividends, fund its capital program and meet any operating cash requirements that may arise for at least the next two years. The Company ended 1993 with long-term debt of $777 million. The average interest rate on this debt is approximately 10 percent.

     Due to a substantial decrease in stockholders' equity in 1992 primarily resulting from the adoption of FASB Statement No. 106, the ratio of long-term debt to total capitalization of 55 percent and 63 percent reported at year-end 1993 and 1992, respectively, was substantially higher than the 38 percent reported at year-end 1991. Including Series F Preferred Stock, the ratio of long-term debt and redeemable preferred stock to total capitalization was 69 percent at December 31, 1993 compared with 77 percent and 47 percent at year-end 1992 and 1991, respectively.

     In addition, Inland Steel Company guarantees its 50 percent share of I/N Kote borrowings, a PCI joint-venture loan, and a portion of the debt of the Empire Iron Mining partnership which amount to $258 million, $35 million, and $23 million, respectively, at year-end 1993. The Empire guarantee has not been invoked since its inception in 1978. Because of the current strong demand for steel products, the Company does not believe that these guarantees will be called upon.

CAPITAL EXPENDITURES

                                                                  YEARS ENDED DECEMBER 31,
                                                                  -------------------------
                                                                   1993     1992      1991
                                                                  ------    -----    ------
                                                                         IN MILLIONS
        Capital expenditures
          Integrated Steel.....................................   $ 86.1    $55.1    $124.7
          Steel Service Centers................................     19.3      9.3       9.8
          General corporate and other..........................       .2       --       5.7
                                                                  ------    -----    ------
        Total capital expenditures.............................   $105.6    $64.4    $140.2
                                                                  ------    -----    ------
                                                                  ------    -----    ------

     Capital expenditures of $106 million in 1993, although higher than the 30 year low experienced in 1992, remained below depreciation for the second straight year. With the completion of the mini-reline of the No. 7 Blast Furnace, all major facility upgrades are now complete.

     Exclusive of the caster lease buyout discussed earlier, anticipated capital expenditures in 1994 of $110 million will be slightly higher than 1993 but less than 1994 depreciation expense. These projects are expected to be funded by cash generated from operations and cash on hand at year-end 1993.

EMPLOYMENT MATTERS

     Inland Steel Company and the United Steelworkers of America entered into a new labor agreement, effective August 1, 1993, covering wages and benefits through July 31, 1999. Among other things, the agreement provides a wage increase of $.50 per hour in 1995, a $500 bonus in each of 1993 and 1994 (totaling in each case approximately $4 million) and a potential bonus of up to $1,000 per employee (approximately $8 million in total) based on Inland Steel Company achieving $150 million of pre-tax income in 1995 (adjusted to exclude the incremental FASB Statement No. 106 costs and such bonus). In addition, all active employees will receive an additional week of vacation in 1994 and in 1996. The agreement provides for a reopener on wages and certain benefits in 1996 with an arbitration provision to resolve unsettled issues, thereby precluding a work stoppage over the six-year contract term. The agreement also provides for election to the Company's Board of Directors of a union designee acceptable to the Board, restricts Inland Steel Company's ability to reduce the union workforce (generally limited to attrition and major facilities shutdowns), allows greater flexibility to institute work rule changes, and requires quarterly rather than annual payment of profit sharing amounts, significant improvements in pension benefits for active employees, and the securing of retiree health care obligations through certain trust and second mortgage arrangements. "First dollar" health care coverage is eliminated under the agreement through the institution of co-payments and increased deductibles for medical benefits. Due to expected reductions in the workforce, this contract is not anticipated to result in a net increase in employment cost for the next three years in spite of increased pension benefits, bonuses, and the scheduled wage increase.

     Average employment declined 6 percent during 1993 after declining 8 percent during each of the prior two years, reflecting continuing efforts by the Company to implement its cost-reduction program. As announced in 1991, the Company plans to reduce employment at its corporate headquarters and at Inland Steel Company by 25 percent from year-end 1991 to year-end 1994. Total employment costs in 1993 decreased 2 percent from 1992 while average employment cost per employee increased 5 percent. In 1992, total employment costs and average employment cost per employee increased 4 percent and 12 percent, respectively, as the Company began to accrue for postretirement medical benefits and paid wage increases under its previous agreement with the Steelworkers' union. Had the Company not adopted FASB Statement No. 106, total employment costs would have decreased 3 percent in 1992 from 1991.

          EMPLOYEES (MONTHLY AVERAGE RECEIVING PAY)              1993         1992         1991
- -------------------------------------------------------------   -------      -------      -------
Integrated Steel.............................................   10,857       11,847       13,038
Steel Service Centers........................................    5,157        5,168        5,392
Headquarters and other.......................................      138          166          170
                                                                -------      -------      -------
Total........................................................   16,152       17,181       18,600
                                                                -------      -------      -------
                                                                -------      -------      -------

               CONSOLIDATED EMPLOYMENT COSTS*                    1993         1992         1991
- -------------------------------------------------------------   -------      -------      -------
                                                                  IN MILLIONS (EXCEPT AVERAGES)
Direct compensation..........................................   $ 665.0      $ 682.3      $ 697.5
                                                                -------      -------      -------
Employee benefits
  Group insurance costs......................................      77.1         64.4         85.8
  Postretirement benefits other than pensions................      95.7**      111.0**       44.3
  Pension costs (credits)....................................      (4.6)        (9.2)       (18.8)
  Social security and unemployment compensation taxes........      54.6         53.9         55.6
  Workers' compensation expense..............................      10.8         12.0         14.3
  Thrift Plan costs..........................................       9.7         10.5         12.7
  Cost of supplemental unemployment benefit plans............       6.5          8.5          7.6
  Industry welfare and retirement funds......................       3.2          2.5          2.7
  All other..................................................       6.9          4.8          5.7
                                                                -------      -------      -------
Total cost of employee benefits..............................     259.9        258.4        209.9
                                                                -------      -------      -------
Total employment costs.......................................   $ 924.9      $ 940.7      $ 907.4
                                                                -------      -------      -------
                                                                -------      -------      -------
Average employment cost per employee.........................   $57,265      $54,750      $48,785

- -------------------------
 * This table does not include the additional costs due to workforce reductions included in the 1991 restructuring provision.

** Includes incremental non-cash costs resulting from adoption of FASB Statement
   No. 106.

PENSIONS

     At year-end 1993, the market value of Inland Steel Industries Pension Plan assets totaled $1,794 million, a $108 million increase during the year. Liabilities also rose because of the increased pension benefits provided in the new labor agreement with the United Steelworkers and the requirement for financial reporting purposes that the calculation of the pension plan liabilities be based on the current yield on high grade fixed income obligations, which are presently at a 20 year low. As a result, pension plan liabilities of $2,077 million exceeded assets at year-end 1993. However, under ERISA funding guidelines, which take a longer term view in determining the interest rate to use in valuing liabilities, the pension plan continues to be adequately funded. The Company will report a pension cost in 1994 of approximately $28 million, as compared with a credit of $5 million in 1993. This is the first reported pension cost since 1985.

     The annualized return earned in the pension plan's diversified portfolio for the past ten years exceeded 14 percent annually and in 1993 the pension plan earned a 16.2 percent return. Pension benefits of $146 million were paid to 15,748 retirees and their beneficiaries in 1993, compared with $143 million paid to 15,642 retirees in 1992.

ACCOUNTING MATTERS

     FASB Statement No. 106 requires that the cost of retiree medical and life insurance benefits be accrued during the working years of each employee. Previously, retiree medical benefits were expensed as incurred after an employee's retirement. Adoption of this standard in 1992 did not and will not affect cash flow as liabilities for health care and life insurance benefits are not pre-funded and cash payments will continue to be made as claims are submitted. The net present value of the unfunded benefits liability as of December 31, 1993, calculated in accordance with FASB Statement No. 106 was approximately $1.0 billion. The expense provision for these benefits for 1993 was $96 million, which was $43 million more than the cash benefit payments for the year. The unfunded liability will continue to grow, since accrual-basis costs are expected to exceed cash benefit payments for several more years. The reported year-end benefits liability and postretirement benefits cost for the year reflect changes made during the year incorporating the favorable effects of the new United Steelworkers of America labor contract and revised actuarial assumptions incorporating more current information regarding claim costs and census data, partially offset by a reduction in the discount rate used to calculate the benefits liability. See Note 10 to the consolidated financial statements for further details.

     FASB Statement No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. At December 31, 1993, the Company had a net deferred tax asset of $473 million of which $445 million relates to the temporary difference arising from the adoption of FASB Statement No. 106. While the Company believes it is more likely than not that taxable income generated through future profitable operations will be sufficient to realize all deferred tax assets, a secondary source of future taxable income could result from tax planning strategies, including the Company's option of changing from the LIFO method of accounting for inventories to the FIFO method (such change would have resulted in approximately $350 million of additional taxable income as of year-end 1993 which would serve to offset approximately $120 million of deferred tax assets) and selection of different tax depreciation methods. After assuming such change in accounting for inventories, the Company would need to recognize approximately $1.0 billion of taxable income over the 15-year net operating loss carryforward period and the period in which the temporary difference related to the FASB Statement No. 106 obligation will reverse, in order to fully realize its net deferred tax asset. The Company believes that it is more likely than not that it will achieve such taxable income level. See Note 11 to the consolidated financial statements for further details regarding this net deferred tax asset.

ENVIRONMENTAL ISSUES

     Inland Steel Company has significantly reduced discharges of air and water pollutants at its Indiana Harbor Works complex in East Chicago, Indiana in recent years and is committed to operating its facilities in an environmentally acceptable manner. On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the EPA in 1990. The consent decree includes a $3.5 million cash fine, environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The fine and estimated remediation costs were provided for in 1991 and 1992. After payment of the fine, the Company's reserve for environmental liabilities, including those in connection with the consent decree, totaled $19 million. The consent decree also defines procedures for remediation at Inland Steel Company's Indiana Harbor Works. These procedures establish essentially a three-step process, each step of which requires agreement of the EPA before progressing to the next step in the process, consisting of: assessment of the site, evaluation of corrective measures for remediating the site, and implementation of the remediation plan according to the agreed-upon procedures. The Company is presently assessing the extent of environmental contamination. The Company anticipates that this assessment will cost approximately $1 million to $2 million per year and take another three to five years to complete. Because neither the nature and extent of the contamination nor the corrective actions can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective action is not significant.

     Capital spending for pollution control projects totaled $7 million in 1993, down from $11 million in 1992. Another $44 million was spent in 1993 to operate and maintain such equipment, versus $46 million a year earlier. During the five years ended December 31, 1993, the Company has spent $302 million to construct, operate and maintain environmental control equipment at its various locations.

     Environmental projects previously authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that would be required under the consent decree settling the 1990 EPA lawsuit, will require capital expenditures of approximately $20 million in 1994 and $13 million in 1995. It is anticipated that the Company will make annual capital expenditures of $5 million to $10 million in each of the three years following. In addition, the Company will have ongoing annual expenditures of $40 million to $50 million for the operation of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the Resource Conservation and Recovery Act and the consent decree in the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required. Such additional environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, however, are not expected to be material to the results of operations or financial position of Inland Steel Company.

INTERNATIONAL TRADE ISSUES

     Domestic steel producers face significant competition from foreign producers and have been adversely affected by imports. Imports of steel mill products accounted for approximately 19 percent of the domestic market in 1993, down from the 1984 peak of 26 percent, but up from 18% in 1992. Many foreign steel producers are owned, controlled or subsidized by their governments. In 1992, the Company and certain domestic steel producers filed unfair trade petitions against foreign producers of certain bar, rod and flat-rolled steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on essentially all of the bar and rod products and about half of the flat-rolled products, in each case based on the tonnage of the products against which claims were brought. Appeals of the adverse ITC decisions have been filed in the U.S. Court of International Trade or similar jurisdictional bodies, and foreign producers have appealed certain of the findings against them. These appeals are pending and decisions are not expected before September 1994 in the bar and rod product cases, and mid-1995 in the flat-rolled product cases. It is not certain how the ITC actions and the appeals will impact imports of steel products into the United States or the price of such steel products.

     On December 15, 1993, President Clinton notified the U.S. Congress of his intent to enter into agreements resulting from the Uruguay Round of multilateral trade negotiations under the General Agreement on Tariffs and Trade. The key provisions applicable to domestic steel producers include an agreement to eliminate steel tariffs in major industrial markets, including the United States, over a period of 10 years commencing July 1995, and agreements regarding various subsidy and dumping practices as well as dispute settlement procedures. Legislation must be enacted in order to implement the Uruguay Round agreements. Until that process is completed, it will not be possible to assess the extent to which existing U.S. laws against unfair trade practices may be weakened.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are summaries of certain provisions of the Certificate of Incorporation and the By-Laws of the Company and of the Rights Agreement, dated as of November 25, 1987, as amended and restated as of May 24, 1989 (the "Rights Agreement") between the Company and The First National Bank of Chicago, as Rights Agent (Harris Trust and Savings Bank, as successor Rights Agent). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation, the By-Laws and the Rights Agreement, including the definitions therein of certain terms. Copies of the Certificate of Incorporation, the By-Laws and the Rights Agreement are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), and 15,000,000 shares of Preferred Stock, $1.00 par value per share (the "Preferred Stock"), in one or more series. On December 31, 1993, there were 41,087,069 shares of Common Stock, 96,589 shares of Series A Preferred Stock, 3,114,568 shares of Series E Preferred Stock, 185,000 shares of Series F Preferred Stock and 1,500,000 shares of Series G Preferred Stock outstanding. The Company previously redeemed the outstanding shares of Series B and Series C Preferred Stock and the Company will redeem the Series G Preferred Stock on May 31, 1994. See Note 6 of Notes to Consolidated Financial Statements. None of the Series D Preferred Stock, which is issuable under the Rights Agreement, has been issued. All issued and outstanding shares of Common Stock, Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are, and the shares of Common Stock offered hereby will be, fully paid and non-assessable. The number of authorized shares of Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the Company's capital stock entitled to vote at a meeting of stockholders. Holders of Common Stock and Preferred Stock have no preemptive rights to subscribe to any additional shares of capital stock or securities convertible into capital stock.

COMMON STOCK

     The rights and privileges of the holders of the Common Stock are subject to the preferential rights and privileges of the holders of any Preferred Stock, including the outstanding Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

     Dividend Rights. Subject to the dividend rights of the holders of Preferred Stock, including the dividend rights of holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock described below, the holders of shares of Common Stock are entitled to receive dividends thereon out of funds legally available therefor if and when declared payable by the Company's Board of Directors.

     Dividend Limitations. Under the terms of the currently outstanding Preferred Stock, the Company may not pay any dividends or make any other distribution on its Common Stock (other than dividends or distributions in stock ranking junior to the Series A Preferred Stock, the Series E Preferred Stock or the Series F Preferred Stock, as the case may be, as to dividends and on liquidation) unless all dividends accumulated on the Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock (and, in the case of the Series F Preferred Stock, interest, if any, thereon) for all then elapsed quarterly dividend periods have been paid or declared and set apart for payment.

     The indenture relating to the 12.75% Notes (the "Indenture") prohibits the Company from declaring or paying a dividend on the Common Stock if after giving effect to the payment of such dividend (i) an Event of Default, or an event that with the giving of notice, lapse of time, or both, would constitute an Event of Default, shall have occurred and be continuing or (ii) the aggregate of all Restricted Payments (which term includes, among other things, dividends or repurchases, redemptions or other acquisitions of any class of capital stock of the Company, including the Common Stock) exceeds the sum of (a) 50 percent of cumulative Consolidated Net Income for each fiscal year (or, in case the Consolidated Net Income shall be negative for any fiscal year, less 100 percent of such deficit) commencing on or after January 1, 1993 and (b) 100 percent of the aggregate net proceeds from the issuance of capital stock of the Company and warrants, rights or options to purchase such capital stock after December 15, 1992, and less the amount of any loan, advance, capital contribution to or investment in, or payment on a Guarantee of, any obligation of any Affiliate (with certain exceptions), as such terms are defined in the Indenture. As a result of the foregoing prohibition, approximately $50 million of cash dividends could have been declared or paid by the Company as of March 31, 1994.

     Voting Rights. The Certificate of Incorporation provides that any action to be taken by stockholders must be taken at a duly called annual or special meeting and not by written consent, except that the Board of Directors, by resolution, may permit holders of the Preferred Stock of the Company to act by written consent. See "Preferred Stock" below. The holders of Common Stock vote together with the holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock as one class, except as otherwise provided by the Delaware General Corporation Law or the Certificate of Incorporation. In general, separate votes will be required on matters that affect one or more but not all of such classes or series. The holders of Common Stock and Series A Preferred Stock are entitled to one vote for each share held. The holder of the Series E Preferred Stock is entitled to 1.25 votes per share and the holder of the Series F Preferred Stock is entitled to 30.604 votes per share, in each case subject to adjustment upon the occurrence of certain events. None of the holders of Common Stock, Series A Preferred Stock, Series E Preferred Stock or Series F Preferred Stock has the right to cumulate votes in the election of directors.

     Liquidation Rights. After the payment of all amounts due upon liquidation to the holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, the holders of Common Stock are entitled to receive any remaining assets of the Company available for distribution to its stockholders.

     Transfer Agent. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

PREFERRED STOCK

     The Company's Board of Directors is authorized to create and issue one or more series of Preferred Stock and determine the rights and preferences of each series, to the extent permitted by the Certificate of Incorporation. Among other rights, the Board of Directors shall fix (1) the number of shares constituting the series and the distinctive designation of the series; (2) the dividend rate on the shares of the series, the conditions and dates upon which dividends thereon shall be payable, the extent, if any, to which dividends thereon shall be cumulative, and the relative rights of preference, if any, of payment of dividends thereon; (3) whether or not the shares of the series are redeemable and, if redeemable, the time or times during which they shall be redeemable and the amount per share payable on redemption thereof, which amount may, but need not, vary according to the time and circumstances of such redemption; (4) the amount payable in respect of the shares of the series, in the event of any liquidation, dissolution or winding up of the Company, which amount may, but need not, vary according to the time or circumstances of such action, and the relative rights of preference, if any, of payment of such amount; (5) any requirement as to a sinking fund for the shares of the series, or any requirement as to the redemption, purchase or other retirement by the Company of the shares of the series; (6) the right, if any, to exchange or convert shares of the series into other securities or property, and the rate or basis, time, manner and condition of exchange or conversion; and (7) the voting rights, if any, to which the holders of shares of the series shall be entitled in addition to the voting rights provided by law. Except for any difference so provided by the Board of Directors, the shares of all series of Preferred Stock shall rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation.

     Pursuant to the terms of the Certificate of Incorporation and the Series F Certificate of Designations, the holders of Series F Preferred Stock, but not the holders of Series A Preferred Stock, Series E Preferred Stock or Common Stock, may act by consent. For a description of other voting rights of holders of the Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, see "Series A Preferred Stock," "Series E Preferred Stock" and "Series F Preferred Stock" below.

  SERIES A PREFERRED STOCK

     The holders of Series A Preferred Stock are entitled to receive dividends at the rate of $2.40 per share per annum and, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, to receive $44.00 per share plus all dividends accumulated and unpaid thereon. Such shares are convertible into shares of Common Stock at a rate of one share of Common Stock for one share of Series A Preferred Stock, subject to adjustments in certain events, and are redeemable at the option of the Company at any time at $44.00 per share plus all dividends accumulated and unpaid thereon to the date fixed for such redemption. The Company may partially redeem its Series A Preferred Stock even if dividends on that series are in arrears, provided that cumulative dividends are paid in full on the shares which are redeemed. The Series A Preferred Stock requires that dividends paid on such series of Preferred Stock and any other series of Preferred Stock ranking on a parity therewith as to dividends (including the Series F Preferred Stock), if less than the full amount of dividends accumulated and unpaid on each such series of Preferred Stock, shall be paid on each such series of Preferred Stock in proportion to the aggregate amounts of dividends accumulated and unpaid on each such series.

     The holders of Series A Preferred Stock vote together with the holders of Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series E Preferred Stock and the Series F Preferred Stock) as one class, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation, and the vote or consent of a majority of the outstanding shares of Series A Preferred Stock as a class, together with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock either as to dividends or upon liquidation and which are affected in such matter in substantially the same manner as the Series A Preferred Stock with respect to the right to receive dividends or the right to receive distributions upon liquidation, is required to authorize, create or issue any class of stock, or any right to convert into or purchase any class of stock, ranking prior to the Series A Preferred Stock as to dividends or liquidation rights, or for any merger or consolidation which would have a similar effect (with certain exceptions).

  SERIES E PREFERRED STOCK

     Shares of the Series E Preferred Stock may only be issued to the Company's Employee Stock Ownership Plan ("ESOP") Trust. In July 1989, the Company sold 3,086,800 newly issued shares of the Series E Preferred Stock to the ESOP Trust. Shares of the Series E Preferred Stock entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Series E Preferred Stock is entitled to receive, subject to the rights of the holders of any stock of the Company ranking senior to the Series E Preferred Stock, $48.594 per share, plus accrued and unpaid dividends thereon. Shares of Series E Preferred Stock are convertible into the Company's Common Stock at a rate of one share of Common Stock for one share of Series E Preferred Stock, subject to adjustment in certain events. On and after July 7, 1994, the Series E Preferred Stock may be redeemed, at the option of the Company, as a whole at any time or from time to time in part, initially at a redemption price of $50.355 per share, declining to $48.594 per share on and after July 7, 1999, plus, in each case, accrued and unpaid dividends. In addition, upon the occurrence of certain events, the Company may elect to redeem some, or, in certain circumstances, be required to redeem all, of the outstanding shares of Series E Preferred Stock. In certain instances, the Company may elect to pay the redemption price in cash or shares of Common Stock, based on the fair market value thereof (as defined), or a combination of both. The Series E Preferred Stock is entitled to 1.25 votes per share, subject to adjustment upon the occurrence of certain events. The Series E Preferred Stock votes together with the Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series A Preferred Stock and the Series F Preferred Stock) on all matters submitted to a vote of the stockholders of the Company, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes.

  SERIES F PREFERRED STOCK

     On December 18, 1989, NS Finance III, Inc. ("NS Finance"), a subsidiary of Nippon Steel Corporation, purchased 185,000 shares of the Company's Series F Preferred Stock for an aggregate purchase price of $185 million. The Series F Preferred Stock entitles the holder to cumulative annual dividends of 9.48% (based on the purchase price of the Series F Preferred Stock), payable quarterly. Accrued but unpaid dividends on the Series F Preferred Stock bear interest at the annual rate of 11.48%, compounded quarterly. The Series F Preferred Stock is required to be redeemed in two stages, consisting of $85 million on December 18, 1996 and the remaining $100 million on December 17, 1999, plus, in each case, accrued and unpaid dividends thereon (and interest, if any, thereon). In addition, the Company may be required to redeem the Series F Preferred Stock upon the occurrence of certain events, and upon the occurrence of certain other events, including a change in control of the Company, the Company may be required to redeem the Series F Preferred Stock at a 10% premium. In certain of such circumstances, the holder of the Series F Preferred Stock may elect to receive such redemption price in cash or shares of Common Stock, subject to certain exceptions. In the event of an early redemption, the Company may be required to reimburse the holder of the Series F Preferred Stock for certain costs incurred as a result of such redemption. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Series F Preferred Stock is entitled to receive $1,000 per share, plus all accrued and unpaid dividends thereon, and interest, if any, on such dividends, plus a "breakage amount."

     The Series F Preferred Stock provides that no dividend shall be declared or paid or set apart for payment on any other series of Preferred Stock ranking on a parity with the Series F Preferred Stock as to dividends (including the Series A Preferred Stock), unless there shall also be or have been declared and paid or set apart for payment on the Series F Preferred Stock dividends, including interest, if any, on such dividends, for all dividend payment periods of the Series F Preferred Stock ending on or before the dividend payment date of such parity stock ratably in proportion to the respective amounts of dividends, including interest, if any, on such dividends, accumulated and unpaid through such dividend period on the Series F Preferred Stock and accumulated and unpaid on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date.

     The Series F Preferred Stock is entitled to 30.604 votes per share, which number of votes may be adjusted from time to time upon the occurrence of certain events. The Series F Preferred Stock votes together with shares of the Company's Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series A Preferred Stock and the Series E Preferred Stock) as a single class upon all matters upon which holders of the Company's Common Stock are entitled to vote, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation.

     Pursuant to the terms of the Series F Preferred Stock, the Company has the option to exchange the Series F Preferred Stock for the Company's 10.23% Subordinated Voting Notes (the "Exchange Notes"), provided that the Company's stockholders have approved an amendment to the Company's Certificate of Incorporation which would permit the holder of the Exchange Notes to vote on all matters submitted for a vote of the stockholders of the Company and that the holder of the Series F Preferred Stock has consented to the exchange. The Company's stockholders have approved such an amendment to the Company's Certificate of Incorporation. The Company has received the interpretation of the NYSE that the issuance of the Exchange Notes will not violate the voting rights policy of the NYSE.

     Subject to the consent of NS Finance, if the Company elects to exchange the Exchange Notes for the Series F Preferred Stock, the holder of outstanding shares of Series F Preferred Stock would be entitled to receive an Exchange Note with a face amount equal to $1,000 per share of Series F Preferred Stock held by it on the date of exchange. Upon issuance of the Exchange Notes, the holder of the Exchange Notes would be deemed to be a stockholder of the Company, and the Exchange Notes would be deemed to be shares of stock, for the purpose of any provision of the Delaware General Corporation Law that requires the vote of stockholders as a prerequisite to any corporate action. The Exchange Notes would bear interest at an annual rate of 10.23%, payable quarterly. The holder of the Exchange Notes would be entitled to the same number of votes that it is then entitled to as the holder of the Series F Preferred Stock on the date of the exchange. The principal differences between the Series F Preferred Stock and the Exchange Notes would be that (i) in the event of any liquidation, insolvency or bankruptcy of the Company, the Exchange Notes would be entitled to payment before any distribution with respect to the then outstanding shares of the Company's Preferred Stock or Common Stock, (ii) the annual interest rate on the Exchange Notes would be .75% greater than the annual dividend rate on the Series F Preferred Stock and (iii) interest payments would be deductible in the calculation of income subject to income tax.

     The Company's ability to exchange the Series F Preferred Stock for the Exchange Notes may be limited by the covenants and other provisions contained in agreements to which the Company is, or may become, a party. The Company has no present plans to issue Exchange Notes.

STOCKHOLDER RIGHTS PLAN AND SERIES D PREFERRED STOCK

     On November 25, 1987, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on December 18, 1987. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series D Preferred Stock at a Purchase Price of $90 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. In the summary below, capitalized terms are defined as set forth in the Rights Agreement.

     The Rights are attached to all Common Stock certificates representing shares outstanding (including, upon issuance, the shares of Common Stock offered hereby), and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), (ii) 10 Business Days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or
(iii) 10 Business Days following a determination by the Board of Directors that a Person is an Adverse Person (as hereinafter defined). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 18, 1987 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     An "Adverse Person" is a Person who beneficially owns at least 10% of the then outstanding Common Stock of the Company and (i) who the Board of Directors determines intends to cause the Company to repurchase the shares beneficially owned by such Person or to cause pressure on the Company to take certain actions not in the long-term best interests of the Company and its stockholders, or (ii) whose ownership is determined by the Board of Directors to be reasonably likely to cause a material adverse impact on the business or prospects of the Company to the detriment of the Company's stockholders.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 1997, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date, and prior to the expiration or redemption of the Rights, will be issued with Rights. Shares of Common Stock issued after the Distribution Date, and prior to the expiration or redemption of the Rights, will be issued with Rights Certificates if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the independent Continuing Directors (as hereinafter defined) determine to be fair to and otherwise in the best interests of the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (v) the Board of Directors determines that a Person is an Adverse Person, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise of a Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of Units issuable upon exercise of the Right prior to the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or any Associate or Affiliate thereof, as defined in the Rights Agreement) will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph or a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) if holders of the Series D Preferred Stock are granted certain rights or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the current market price of the Series D Preferred Stock, or (iii) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until 15 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if each Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement and is not an officer or employee of the Company and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors and is not an officer or employee of the Company, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. All actions of the Board of Directors, other than those actions which require the concurrence of the Continuing Directors, will require the concurrence of Directors who are not officers or employees of the Company.

     The Series D Preferred Stock purchasable upon exercise of the Rights would be subordinate to any other series of the Company's Preferred Stock currently outstanding or issued in the future. One one-hundredth of a share of Series D Preferred Stock would be purchasable upon exercise of one Right. Each whole share of Series D Preferred Stock would have a minimum preferential quarterly dividend rate equal to the greater of $10 per share or 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Series D Preferred Stock would, subject to the rights of the holders of other series of the Preferred Stock, receive a preferred liquidation payment equal to the greater of $9,000 per share or the equivalent of 100 times the payment made per share of the Common Stock. Each share of Series D Preferred Stock would have 100 votes, voting together with the Common Stock, except as Delaware law may otherwise provide. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series D Preferred Stock would be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series D Preferred Stock as to dividends and voting, upon liquidation, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner that causes the Rights to become exercisable. The Company believes, however, that the Rights would neither affect any prospective offeror willing to negotiate with the Board of Directors of the Company nor interfere with any merger of other business combination approved by the Board of Directors of the Company.

                         STANDBY AND OTHER ARRANGEMENTS

     The Purchasers named below have severally agreed to purchase, subject to certain conditions, at a price of $53.750 per share of Series G Preferred Stock and in the respective percentages set forth below, such of the shares of Series G Preferred Stock as are properly tendered to Harris Trust and Savings Bank (the "Agent") prior to the close of business, New York City time, on the Last Conversion Date and have further agreed to convert such shares of Series G Preferred Stock into shares of Common Stock.

                                     PURCHASER                                PERCENTAGE
        -------------------------------------------------------------------   ----------
        CS First Boston Corporation........................................      50.00%
        Goldman, Sachs & Co................................................      50.00%
                                                                              ----------
          Total............................................................     100.00%
                                                                              ----------
                                                                              ----------

     The agreement governing the standby arrangements (the "Standby Agreement") provides that the Purchasers are obligated to purchase all shares of Series G Preferred Stock properly tendered to the Agent prior to the close of business, New York City time, on the Last Conversion Date. The Purchasers may also purchase shares of Series G Preferred Stock in the open market prior to the close of business, New York City time, on the Last Conversion Date, and the Purchasers have agreed with the Company to convert any shares of Series G Preferred Stock so purchased into Common Stock. In the event that less than all of the shares of Series G Preferred Stock are surrendered for conversion prior to the close of business, New York City time, on the Last Conversion Date, the Purchasers have severally agreed to purchase directly from the Company up to such whole number of shares of Common Stock as would have been issuable upon conversion of any Series G Preferred Stock outstanding at the close of business, New York City time, on the Last Conversion Date. The price to the Purchasers of Common Stock so purchased will be $29.7574 per share. The Standby Agreement provides that the obligations of the Purchasers are subject to certain conditions precedent.

     Pursuant to the terms of the Standby Agreement and in consideration of their obligations thereunder, the Company has agreed to pay the Purchasers the sum of $750,000 (the "Standby Fee") plus an additional amount equal to $1.1903 per share for each share of Common Stock, in excess of 135,150 shares, purchased from the Company pursuant to the Standby Agreement or acquired by the Purchasers through conversion of shares of Series G Preferred Stock tendered to the Agent for purchase by the Purchasers.

     The Company has been advised by the Purchasers that they propose to in part offer the shares of Common Stock offered hereby directly to other purchasers as set forth on the cover page of this Prospectus and in part to certain securities dealers at prices which may represent concessions from the prices at which such shares are then being offered to the public. The Purchasers may allow, and such dealers may reallow, a concession to certain brokers and dealers. The amount of such concessions and reallowances will be determined from time to time by the Purchasers. In effecting such transactions, the Purchasers may realize profits and losses independent of the compensation referred to above. The Purchasers have agreed to remit to the Company 50% of the profit (determined in accordance with the terms of the Standby Agreement) made by the Purchasers from the sale of Common Stock purchased by the Purchasers from the Company pursuant to the Standby Agreement or acquired through conversion of shares of Series G Preferred Stock acquired by the Purchasers through the Agent.

     The Company has agreed to indemnify the Purchasers against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Purchasers may be required to make in respect thereof.

     The Company has agreed that, from the date of this Prospectus through the date 60 days after the Redemption Date, if will not (i) offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Common Stock, (ii) issue shares of capital stock or debt instruments convertible into Common Stock to any person other than the Purchasers under any plan of distribution requiring the registration of such shares of Common Stock or such convertible shares or debt instruments under the Securities Act and (iii) register any shares of Common Stock under the Securities Act in connection with any secondary distribution of such shares of Common Stock or such convertible shares or debt instruments (in the cases of (i), (ii) or (iii), other than in the ordinary course of the Company's dividend reinvestment and stock option, stock incentive, employee stock ownership, stock investment, thrift, stock purchase, benefit or stockholders' rights plans, as a result of the conversion of the Company's outstanding Series G Preferred Stock, or as otherwise contemplated in this Prospectus), except, in each case, with the written consent of the Purchasers.

     CS First Boston Corporation and Goldman, Sachs & Co. have from time to time provided investment banking services to the Company and may do so in the future.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               VALIDITY OF SHARES

     The validity of the Common Stock offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by Sullivan & Cromwell, New York, New York.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                                    INDEX TO
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Accountants.....................................................   F-2
Consolidated Statements of Operations and Reinvested Earnings for the three years
  ended December 31, 1993.............................................................   F-3
Consolidated Statement of Cash Flows for the three years ended December 31, 1993......   F-4
Consolidated Balance Sheet at December 31, 1993 and 1992..............................   F-5
Schedules to Consolidated Financial Statements at December 31, 1993 and 1992 relating
  to: Investments and Advances; Property, Plant and Equipment; and Long-Term Debt.....   F-6
Statement of Accounting and Financial Policies........................................   F-7
Notes to Consolidated Financial Statements............................................   F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Inland Steel Industries, Inc.

     In our opinion, the consolidated financial statements on pages F-3 through F-26 present fairly, in all material respects, the financial position of Inland Steel Industries, Inc. and Subsidiary Companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 10 and 11 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes.

                                          /s/ PRICE WATERHOUSE

Chicago, Illinois
February 23, 1994

              INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1993          1992          1991
                                                              --------      --------      --------
                                                              IN MILLIONS (EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  NET SALES................................................   $3,888.2      $3,494.3      $3,404.5
                                                              --------      --------      --------
  OPERATING COSTS AND EXPENSES:
     Cost of goods sold (excluding depreciation)...........    3,457.8       3,305.8       3,124.4
     Selling, general and administrative expenses..........      190.0         193.9         200.0
     Depreciation..........................................      131.2         128.9         117.6
     State, local and miscellaneous taxes..................       60.3          61.6          58.4
     Facility shutdown and restructuring provisions (Note
       9)..................................................       22.3            --         205.0
     Gain on sale of partial interest in joint venture
       (Note 13)...........................................         --         (22.5)           --
                                                              --------      --------      --------
     Total.................................................    3,861.6       3,667.7       3,705.4
                                                              --------      --------      --------
  OPERATING PROFIT (LOSS)..................................       26.6        (173.4)       (300.9)
                                                              --------      --------      --------
  OTHER EXPENSE:
     General corporate expense, net of income items........       22.2          30.3          23.4
     Interest and other expense on debt....................       78.0          54.9          46.8
     Corporate restructuring provision (Note 9)............         --            --          10.0
                                                              --------      --------      --------
  LOSS BEFORE INCOME TAXES.................................      (73.6)       (258.6)       (381.1)
                                                              --------      --------      --------
  PROVISIONS FOR INCOME TAXES (Note 11):
     Current taxes.........................................        2.8            .9          12.3Cr.
     Deferred taxes........................................       38.8Cr.      100.1Cr.       93.7Cr.
                                                              --------      --------      --------
       Total...............................................       36.0Cr.       99.2Cr.      106.0Cr.
                                                              --------      --------      --------
  LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
     PRINCIPLE.............................................      (37.6)       (159.4)       (275.1)
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note
     10)...................................................         --        (656.2)           --
                                                              --------      --------      --------
  NET LOSS.................................................      (37.6)       (815.6)       (275.1)
  Dividend requirements for preferred stock (net of tax
     benefits related to leveraged ESOP shares)............       32.0          32.1          30.5
                                                              --------      --------      --------
  Net loss applicable to common stock......................   $  (69.6)     $ (847.7)     $ (305.6)
                                                              --------      --------      --------
                                                              --------      --------      --------
  PER SHARE OF COMMON STOCK:
     Before cumulative effect of change in accounting
       principle...........................................   $  (1.96)     $  (5.83)     $  (9.88)
     Cumulative effect of change in accounting principle...         --        (19.99)           --
                                                              --------      --------      --------
     NET LOSS..............................................   $  (1.96)     $ (25.82)        (9.88)
                                                              --------      --------      --------
                                                              --------      --------      --------
CONSOLIDATED STATEMENT OF REINVESTED EARNINGS
  Earnings reinvested in the business (accumulated deficit)
     at beginning of year..................................   $ (302.3)     $  545.4      $  856.2
  Net loss for the year....................................      (37.6)       (815.6)       (275.1)
  Dividends declared:
     Common ($.15 per share in 1991).......................         --            --          (4.6)
     Preferred (Notes 4 and 6).............................      (32.0)        (32.1)        (31.1)
                                                              --------      --------      --------
     Earnings reinvested in the business (accumulated
       deficit) at end of year.............................   $ (371.9)     $ (302.3)     $  545.4
                                                              --------      --------      --------
                                                              --------      --------      --------

- -------------------------
cr. = credit

                See Notes to Consolidated Financial Statements.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                                    -----------------------------
                                                                     1993       1992       1991
                                                                    -------    -------    -------
                                                                     INCREASE (DECREASE) IN CASH
                                                                                 --
                                                                             IN MILLIONS
OPERATING ACTIVITIES:
NET LOSS.........................................................   $ (37.6)   $(815.6)   $(275.1)
                                                                    -------    -------    -------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED FROM
  (USED FOR) OPERATING ACTIVITIES:
  Depreciation...................................................     131.8      129.6      118.2
  Facility shutdown and restructuring provisions.................      18.9         --      212.4
  Deferred income taxes..........................................     (36.8)    (455.7)     (93.7)
  Deferred employee benefit cost, including cumulative effect of
     change in accounting principle..............................      38.1    1,066.7      (14.3)
  Stock issued for coverage of employee benefit plan expense.....      19.1       13.4       14.0
  Gain on sale of partial interest in joint venture..............        --      (22.5)        --
  Change in: Receivables.........................................     (46.4)     (27.1)      53.8
               Inventories.......................................      (4.2)       5.6       72.1
               Accounts payable..................................      34.0       22.8      (74.0)
               Accrued salaries and wages........................       1.6       (1.8)      (6.7)
               Other accrued liabilities.........................       4.9       30.0        4.0
               Other deferred items..............................     (11.4)      33.2       14.3
                                                                    -------    -------    -------
  NET ADJUSTMENTS................................................     149.6      794.2      300.1
                                                                    -------    -------    -------
  NET CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES.........     112.0      (21.4)      25.0
                                                                    -------    -------    -------
INVESTING ACTIVITIES:
Capital expenditures.............................................    (105.6)     (64.4)    (140.2)
Investments in and advances to joint ventures, net...............      (1.9)      (6.3)     (24.9)
Proceeds from sales of assets....................................       6.5       28.1       13.9
                                                                    -------    -------    -------
  NET CASH USED FOR INVESTING ACTIVITIES.........................    (101.0)     (42.6)    (151.2)
                                                                    -------    -------    -------
FINANCING ACTIVITIES:
Sale of common stock.............................................     178.7       97.9         --
Sale of preferred stock..........................................        --         --       72.8
Long-term debt issued............................................      46.8      145.4      121.4
Long-term debt retired...........................................     (78.5)     (49.4)     (39.3)
Dividends paid...................................................     (35.7)     (35.8)     (37.6)
Acquisition of treasury stock....................................      (9.5)      (3.5)      (2.3)
                                                                    -------    -------    -------
  NET CASH PROVIDED FROM FINANCING ACTIVITIES....................     101.8      154.6      115.0
                                                                    -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............     112.8       90.6      (11.2)
Cash and equivalents -- beginning of year........................     137.7       47.1       58.3
                                                                    -------    -------    -------
Cash and equivalents -- end of year..............................   $ 250.5    $ 137.7    $  47.1
                                                                    -------    -------    -------
                                                                    -------    -------    -------
SUPPLEMENTAL DISCLOSURES:
Cash paid (received) during the year for:
  Interest (net of amount capitalized)...........................   $  76.0    $  53.1    $  40.4
  Income taxes, net..............................................       1.9      (12.3)     (12.5)

                See Notes to Consolidated Financial Statements.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEET

                                                                              AT DECEMBER 31,
                                                                           ---------------------
                                                                             1993         1992
                                                                           --------     --------
                                                                                IN MILLIONS
ASSETS
Current assets:
  Cash and cash equivalents.............................................   $  250.5     $  137.7
  Receivables less provision for allowances, claims and doubtful
     accounts of $28.2 and $23.2, respectively..........................      427.3        380.9
  Inventories (Note 1)..................................................      376.9        372.7
  Deferred income taxes (Note 11).......................................       44.2         35.2
                                                                           --------     --------
          Total current assets..........................................    1,098.9        926.5
Investments and advances (see details on next page).....................      221.0        212.6
Property, plant and equipment, at cost, less accumulated depreciation
  (see details on next page)............................................    1,507.7      1,548.8
Deferred income taxes (Note 11).........................................      428.4        396.9
Intangible pension asset (Note 10)......................................      122.1           --
Excess of cost over net assets acquired.................................       26.4         27.7
Deferred charges and other assets.......................................       31.3         34.0
                                                                           --------     --------
          Total assets..................................................   $3,435.8     $3,146.5
                                                                           --------     --------
                                                                           --------     --------
LIABILITIES
Current liabilities:
  Accounts payable......................................................   $  300.9     $  266.9
  Accrued liabilities:
     Salaries, wages and commissions....................................       75.7         74.1
     Federal income taxes...............................................        2.7          5.0
     Taxes, other than Federal income taxes.............................       75.6         68.7
     Interest on debt...................................................       13.0         14.3
     Terminated facilities costs and other (Note 9).....................       35.8         23.0
     Long-term debt due within one year (Note 3)........................       98.8         33.5
                                                                           --------     --------
          Total current liabilities.....................................      602.5        485.5
Long-term debt (see details on next page and Note 3)....................      777.1        873.7
Allowance for terminated facilities costs and other (Note 9)............       36.1         43.2
Deferred employee benefits (Note 10)....................................    1,371.1      1,211.0
Deferred income.........................................................       25.6         26.8
                                                                           --------     --------
          Total liabilities.............................................    2,812.4      2,640.2
TEMPORARY EQUITY
Redeemable preferred stock, Series F, $1.00 par value, 185,000 shares
  issued and outstanding, redeemable at $1,000 per share (Note 4).......      185.0        185.0
Common stock repurchase commitment (Note 4).............................       40.8         49.9
                                                                           --------     --------
STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value, 15,000,000 shares authorized for all series including Series F, aggregate liquidation value of $230.6 in
  1993 and $231.6 in 1992 (Notes 5 and 6)...............................        4.7          4.7
Common stock, $1.00 par value; authorized--100,000,000 shares; issued --
  47,854,208 shares for 1993 and 42,104,208 shares for 1992 (Notes 6
  through 8)............................................................       47.9         42.1
Capital in excess of par value (Note 6).................................    1,106.4        945.0
Accumulated deficit.....................................................     (371.9)      (302.3)
Unearned compensation -- ESOP (Note 5)..................................     (112.2)      (122.2)
Common stock repurchase commitment (Note 4).............................      (40.8)       (49.9)
Treasury stock at cost -- Common stock of 6,767,139 shares in 1993 and
  6,857,020 shares in 1992..............................................     (236.5)      (246.0)
                                                                           --------     --------
          Total stockholders' equity....................................      397.6        271.4
                                                                           --------     --------
            Total liabilities, temporary equity, and stockholders'
              equity....................................................   $3,435.8     $3,146.5
                                                                           --------     --------
                                                                           --------     --------

                See Notes to Consolidated Financial Statements.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                 SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                             AT DECEMBER 31,
                                                                                           --------------------
                                                                                             1993        1992
                                                                                           --------    --------
                                                                                               IN MILLIONS
INVESTMENTS AND ADVANCES
  Steel processing joint ventures.......................................................   $  168.2    $  142.5
  Raw material joint ventures...........................................................       37.5        34.2
  Common stock of Nippon Steel Corporation held for investment, net of valuation
    allowances of $5.1 and $5.8, respectively...........................................        9.5         8.8
  Other investments and advances........................................................        5.8        27.1
                                                                                           --------    --------
      Total.............................................................................   $  221.0    $  212.6
                                                                                           --------    --------
                                                                                           --------    --------
PROPERTY, PLANT AND EQUIPMENT
  Land, land improvements and mineral properties........................................   $  156.5    $  155.9
  Buildings, machinery and equipment....................................................    3,749.0     3,786.0
  Transportation equipment..............................................................      135.1       136.7
  Property under capital leases--primarily machinery and equipment......................       43.1        44.2
                                                                                           --------    --------
      Total.............................................................................    4,083.7     4,122.8
Less --
  Accumulated depreciation..............................................................    2,432.1     2,433.3
  Accumulated depreciation -- capital leases............................................       35.5        34.5
  Allowance for retirements and terminated facilities (Note 9)..........................      108.4       106.2
                                                                                           --------    --------
      Net...............................................................................   $1,507.7    $1,548.8
                                                                                           --------    --------
                                                                                           --------    --------
LONG-TERM DEBT
Inland Steel Industries, Inc.
  Guaranteed ESOP notes, 7.96%, 8.43% and 8.80%, due through July 2, 2004...............   $  123.6    $  131.2
  Notes, 12 3/4% due December 15, 2002..................................................      150.0       150.0
                                                                                           --------    --------
      Total Inland Steel Industries, Inc................................................      273.6       281.2
                                                                                           --------    --------
Inland Steel Company
  First Mortgage Bonds:
    Series O, 8 3/4% due July 15, 1995..................................................         --        10.0
    Series P, 8 7/8% due April 15, 1999.................................................         --        22.5
    Series Q, 9 1/2% due September 1, 2000..............................................         --        42.8
    Series R, 7.9% due January 15, 2007.................................................       87.9        93.1
    Series T, 12% due December 1, 1998..................................................      125.0       125.0
    Pollution Control Series 1977, 5 3/4% due February 1, 2007..........................       26.5        26.5
    Pollution Control Series 1978, 6 1/2% due May 15, 2008..............................       52.0        52.0
    Pollution Control Series 1980B, 9 3/4% due October 1, 2000..........................         --        25.0
    Pollution Control Series 1980C, 10% due October 1, 2010.............................         --         5.0
    Pollution Control Series 1982A, 10% due December 1, 2012............................         --        10.0
    Pollution Control Series 1982B, 10 3/4% due December 1, 2012........................       17.0        17.0
    Pollution Control Series 1993, 6.8% due June 1, 2013................................       40.0          --
                                                                                           --------    --------
  Total First Mortgage Bonds............................................................      348.4       428.9
  Obligations for Industrial Development Revenue Bonds:
    Pollution Control Projects No. 3 and No. 4 at rates ranging from 6 1/4% to 8 1/8%
     due through June 1, 2005...........................................................       32.0        34.0
    Pollution Control Project No. 9, 10% due November 1, 2011...........................       38.0        38.0
  Obligations under capital leases including Pollution Control
    Projects No. 1 and No. 2 -- primarily at rates ranging from 5.9% to 12.6%, due
     through August 1, 1998.............................................................       20.7        26.0
  No. 2 BOF Shop Caster Project Debt, 9.4% and 11 1/4%, due through May 7, 2001.........       36.2        39.8
                                                                                           --------    --------
  Total Inland Steel Company............................................................      475.3       566.7
Joseph T. Ryerson & Son, Inc.
  Obligation for Industrial Revenue Bond with floating rate, set weekly based on 13-week
    Treasury bills, due November 1, 2007................................................        7.0         7.0
  Other long-term debt 10 1/4% due through November 30, 1997............................        1.7         1.9
J.M. Tull Metals Company, Inc.
  Obligations for Industrial Revenue Bonds and other long-term debt with variable rates
    and fixed rates to 9 7/8%, due through August 17, 1998..............................        8.8         2.6
  Senior Notes, 9.43% due through July 29, 1997.........................................       10.7        14.3
                                                                                           --------    --------
  Total long-term debt..................................................................   $  777.1    $  873.7
                                                                                           --------    --------
                                                                                           --------    --------

                 See Notes to Consolidated Financial Statements

                 STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

     The following briefly describes the Company's principal accounting and financial policies.

ACCOUNTING FOR EQUITY INVESTMENTS

     The Company's investments in 20 percent or more but less than majority-owned companies, joint ventures and partnerships, and the Company's majority interest in the I/N Tek partnership, are accounted for under the equity method.

PER SHARE RESULTS

     Primary per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock, net of tax benefits related to leveraged Employee Stock Ownership Plan ("ESOP") shares, and the dilutive effect of outstanding stock options.

     The outstanding preferred shares have the potential of necessitating presentation of fully diluted earnings per share, in addition to the primary per share results, reflecting the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, and the elimination of the related preferred stock dividends. Fully diluted earnings per common share would also reflect an adjustment for the additional ESOP contribution, net of tax benefits, that would be necessary to meet debt service requirements that would arise upon conversion of the leveraged Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock"), due to the current excess of the preferred dividend over the common dividend.

INVENTORY VALUATION

     Inventories are valued at cost which is not in excess of market. Cost is determined by the last-in, first-out method except for supply inventories, which are determined by the average cost or first-in, first-out methods.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is depreciated for financial reporting purposes over the estimated useful lives of the assets. Steelmaking machinery and equipment, a significant class of assets, is depreciated on a production-variable method, which adjusts straight-line depreciation to reflect production levels at the steel plant. The adjustment is limited to not more than a 25 percent increase or decrease from straight-line depreciation. Blast furnace relining expenditures are capitalized and amortized on a unit-of-production method over the life of the lining. All other assets are depreciated on a straight-line method.

     Expenditures for normal repairs and maintenance are charged to income as incurred.

     Gains or losses from significant abnormal disposals or retirements of properties are credited or charged to income. The cost of other retired assets less any sales proceeds is charged to accumulated depreciation.

EXCESS OF COST OVER NET ASSETS ACQUIRED

     The excess of cost over fair value of net assets of businesses acquired is being amortized over 25-year periods.

BENEFITS FOR RETIRED EMPLOYEES

     Pension benefits are provided by the Company to substantially all employees under a trusteed non-contributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.

     The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. With the adoption of Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1,

1992, the cost of healthcare benefits for retirees, previously recognized as incurred, is being accrued during their term of employment (see Note 10). Pensions are funded in accordance with ERISA requirements in a trust established under the plan. Costs for retired employee medical benefits and life insurance are funded when claims are submitted.

CASH EQUIVALENTS

     Cash equivalents reflected in the Statement of Cash Flows are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

INCOME TAXES

     Effective January 1, 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Previously, the Company accounted for income taxes under Accounting Principles Board ("APB") Opinion No. 11.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: INVENTORIES

     Inventories were classified on December 31 as follows:

                                                                                1993      1992
                                                                               ------    ------
                                                                                 IN MILLIONS
In process and finished products:
  Integrated Steel Operations...............................................   $ 55.6    $ 67.0
  Steel Service Center Operations...........................................    276.3     259.5
                                                                               ------    ------
                                                                                331.9     326.5
                                                                               ------    ------
Raw materials and supplies:
  Iron ore..................................................................     25.3      23.4
  Scrap and other raw materials.............................................      7.8       9.3
  Supplies..................................................................     11.9      13.5
                                                                               ------    ------
                                                                                 45.0      46.2
                                                                               ------    ------
     Total..................................................................   $376.9    $372.7
                                                                               ------    ------
                                                                               ------    ------

     During 1993, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current year costs. The effect of these liquidations on continuing operations was to decrease cost of goods sold by $24.1 million in 1993. The effect on cost of goods sold of LIFO liquidations in 1992 and 1991 was not material.

     Replacement costs for the LIFO inventories exceeded LIFO values by approximately $348 million and $380 million on December 31, 1993 and 1992, respectively.

NOTE 2: BORROWING ARRANGEMENTS

     On December 31, 1993, the Company's subsidiaries had available unused credit facilities totaling $225 million. Each facility requires compliance with various financial covenants including minimum net worth and leverage ratios.

     A $100 million unsecured credit agreement between Joseph T. Ryerson & Son, Inc. and a group of banks provides a revolving credit facility to March 31, 1995.

     A special-purpose subsidiary of Inland Steel Company has a $100 million revolving credit facility, which extends to November 30, 1995, with the same banks as the Ryerson agreement. Inland Steel Company has agreed to sell substantially all of its receivables to this special-purpose subsidiary and these receivables are used to secure this facility.

     J.M. Tull Metals Company, Inc. has a $25 million unsecured revolving credit agreement with other banks, which extends to December 15, 1994.

     Cash availability as well as various covenants in subsidiary borrowing arrangements limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to $225 million at year-end 1993. This amount is subject to change during 1994 based on the financial performance of each subsidiary.

NOTE 3: LONG-TERM DEBT

     Each series of First Mortgage Bonds issued by Inland Steel Company is limited to the principal amount outstanding and, with the exception of the Pollution Control Series 1982 Bonds, the Pollution Control Series 1993 Bonds, and the Series T First Mortgage Bonds, is subject to a sinking fund. Substantially all the

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES property, plant and equipment owned by Inland Steel Company at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a net book value of approximately $1.0 billion on December 31, 1993.

     In June 1993, the Company, through its Inland Steel Company subsidiary, refinanced $40 million of pollution control revenue bonds at an interest rate of
6.8 percent. The weighted average percentage rate of the refunded bonds was 9.9 percent. At year-end 1993 all remaining outstanding Series O, P, and Q First Mortgage Bonds were called to be redeemed on January 28, 1994. Accordingly, the outstanding principal amount of $75.1 million at December 31, 1993 has been classified as a current liability. Prior to the redemption of the Series O, P and Q First Mortgage Bonds, under terms of the First Mortgage, Inland Steel Company was prohibited, when its reinvested earnings were less than $187.1 million, from paying dividends on its common stock (other than stock dividends) to the Company. At year-end 1993, the accumulated deficit of Inland Steel Company was $1.0 billion.

     In December 1992, Inland Steel Industries issued $150 million principal amount of unsecured 12 3/4% Notes due December 15, 2002. The Notes are obligations solely of the Company and not of any of its subsidiaries. Net proceeds of the offering were added to the general funds of the Company for general corporate purposes. The Notes, which are not entitled to the benefit of any sinking fund, are not subject to redemption prior to December 15, 1997.

     In December 1991, Inland Steel Company issued $125 million principal amount of First Mortgage 12% Bonds, Series T, due December 1, 1998. Net proceeds of the offering were added to the general funds of Inland Steel Company for general corporate purposes, allowing its special-purpose subsidiary to repay its short-term bank borrowing. The Bonds are not subject to redemption prior to their maturity.

     Both the First Mortgage Indenture under which the Series T Bonds were issued and the Indenture under which the Notes were issued contain covenants limiting, among other things, the creation of additional indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; as well as mergers, consolidations, retirement of certain debt, and the sales or purchases of certain assets.

     The outstanding borrowing of the Company's ESOP is recorded as a liability of the Company because the Company has committed to make payments (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP debt. See Note 5 for additional information on the ESOP debt.

     Maturities of long-term debt and capitalized lease obligations due within five years are: $98.8 million in 1994, $28.9 million in 1995, $31.8 million in 1996, $33.6 million in 1997, and $162.2 million in 1998. See Note 14 regarding commitments and contingencies for other scheduled payments.

     Interest cost incurred by the Company totaled $80.9 million in 1993, $65.1 million in 1992, and $60.3 million in 1991. Included in these totals is capitalized interest of $2.9 million in 1993, $10.2 million in 1992, and $13.5 million in 1991.

     The estimated fair value of the Company's long-term debt (including current portions thereof) using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $929 million, as compared with the carrying value of $876 million included in the balance sheet, at year-end 1993.

NOTE 4: REDEEMABLE PREFERRED STOCK

     In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III, Inc., an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The Series F Preferred Stock entitles the holder to cumulative annual dividends of 9.48 percent (based on the purchase price of the stock) payable quarterly; to certain preferences including preference in the payment of dividends and in liquidation

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES over holders of the Company's Series E Preferred Stock and common stock; and to
30.604 votes per share, which number may be adjusted from time to time upon the occurrence of certain events. The voting power is based on the equivalent number of common shares represented by a market value of $185 million at the time the Series F Preferred Stock was issued. In the event of a change in control or certain other events, the holder may require the Company to redeem the Series F Preferred Stock at a 10 percent premium. In the event of an early redemption, the Company may be required to reimburse the holder for certain costs incurred as a result of such redemption. Any accrued but unpaid dividends bear interest at the annual rate of 11.48 percent, compounded quarterly. The Series F Preferred Stock is exchangeable at the option of the Company and with the consent of NSC for the Company's 10.23% Subordinated Voting Note.

     The Series F Preferred Stock or the Subordinated Voting Note is required to be redeemed in two stages, consisting of $85 million on December 18, 1996, and the remaining $100 million on December 17, 1999, plus, in each instance, accrued and unpaid dividends thereon.

     In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $144 million (amounting to 4.6 million shares) has been repurchased. As of December 31, 1993, the amount representing the remaining repurchase commitment of $41 million has been classified as temporary equity with a corresponding reduction of stockholders' equity. In December 1990, the Company suspended open-market stock purchases and agreed to maintain cash, certain securities, a surety bond or letter of credit, or some combination thereof, currently equal to $22 million, to meet its obligation under the Series F Preferred Stock sale agreement.

     The terms of a letter agreement between the Company and NSC which provided for the purchase of the Series F Preferred Stock generally restrict the acquisition by NSC of additional securities of the Company and the disposition of the Series F Preferred Stock. Under certain circumstances related to a potential change in control of the Company, NSC may seek to acquire voting securities of the Company on terms and conditions no less favorable to the Company's stockholders than the terms and conditions offered in connection with the potential change in control.

     The Company has agreed not to create issues of stock senior to the Series F Preferred Stock. So long as the purchaser and permitted transferees beneficially own at least $100 million of Series F Preferred Stock or $100 million aggregate principal amount of the Subordinated Voting Note, the Company has agreed with NSC to nominate a mutually acceptable individual for election to the Company's Board of Directors. No such individual has been nominated.

     The Company believes that it is not practical to estimate a fair market value different from the carrying value of this security as the security was sold to a joint venture partner and has numerous features unique to this security including, but not limited to, the right to appoint a director, the ability to convert to voting debt, the right of first refusal in change in control situations, a limitation on the acquisition of additional Company stock, and the agreement by the Company to buy back $185 million of the Company's common stock.

     See Note 12 regarding other related party transactions.

NOTE 5: EMPLOYEE STOCK OWNERSHIP PLAN

     In July 1989, the Board of Directors amended the Inland Steel Industries Thrift Plan for salaried employees to include an ESOP. The ESOP Trust purchased 3,086,800 newly issued shares of Series E Preferred Stock from the Company with the proceeds of loans totaling $150 million. The ESOP notes are payable in semi-annual installments through July 2004 and are guaranteed by Joseph T. Ryerson & Son, Inc., a wholly owned subsidiary of the Company.

     Interest expense is recognized by the Company as it is incurred by the ESOP Trust. Compensation expense recognition is equal to the original stated value of the shares of Series E Preferred Stock allocated to

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES the participants during the period. Dividends on the Series E Preferred Stock are recorded as declared and dividends on unallocated leveraged shares (shares purchased by the ESOP Trust in July 1989) serve to reduce expense recognized by the Company.

     Interest expense incurred by the ESOP Trust totaled $11.3 million, $11.9 million and $12.4 million in 1993, 1992 and 1991, respectively. In 1993, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make required principal and interest payments. For 1992, the ESOP Trust received $10.7 million in dividends and $8.0 million in contributions from the Company to make such required payments. In 1991, the Company paid $10.8 million in dividends and provided $2.3 million in contributions.

NOTE 6: CAPITAL STOCK

     On December 31, 1993, 11,317,153 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.

     In the fourth quarter of 1993, the Company sold 5.75 million shares of new-issue common stock, $1 par value per share, in a public offering. The net proceeds of the offering totaled approximately $179 million.

     In the third quarter of 1992, the Company sold 4.3 million shares of new-issue common stock, $1 par value per share, in a public offering. The net proceeds of the offering totaled approximately $98 million.

     The indenture relating to the Company's 12 3/4% Notes prohibits the Company from declaring or paying cash dividends on the Company's common stock under certain conditions. At year-end 1993, up to $67 million of common dividends could have been paid under the terms of the indenture.

     The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stock as one class.

     Shares of Series E Preferred Stock, $1.00 par value per share, entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E Preferred Stock are convertible into the Company's common stock on a one-for-one basis. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes (see Note 5).

     In March 1991, the Company sold 1.5 million shares of Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock, $1.00 par value per share ("Series G Preferred Stock"), in a public offering. Each share of Series G Preferred Stock is convertible, at the option of the holder, into 1.802 shares of Company common stock. The Series G Preferred Stock may be exchanged, at the Company's option, on any dividend payment date for the Company's 9 1/4% Convertible Subordinated Debentures due May 1, 2016, at a rate of $50.00 principal amount of the Debentures for each share of Series G Preferred Stock. The shares are redeemable at the Company's option beginning May 1, 1994, at a price (plus accrued and unpaid dividends) which declines in annual increments from $53.2375 for the one-year period commencing May 1, 1994, to $50.00 beginning May 1, 2001. Net proceeds from the sale approximated $73 million.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     The following table details changes in capital accounts:

                                                                                 PREFERRED STOCK
                                                              ------------------------------------------------------
                                                                                                                       CAPITAL IN
                         COMMON STOCK       TREASURY STOCK        SERIES A           SERIES E           SERIES G       EXCESS OF
                       -----------------   ----------------   ----------------   ----------------   ----------------   PAR VALUE
                       SHARES    DOLLARS   SHARES   DOLLARS   SHARES   DOLLARS   SHARES   DOLLARS   SHARES   DOLLARS    DOLLARS
                       ------    -------   ------   -------   ------   -------   ------   -------   ------   -------   ----------
                       SHARES IN THOUSANDS AND DOLLARS IN MILLIONS
Balance at January 1,
  1991...............  37,804     $37.8    (6,918)  $(253.9)    97       $.1     3,083     $ 3.1       --     $  --     $  785.4
  Acquisition of
    treasury stock...     --         --      (99 )     (2.3)    --        --        --        --       --        --           --
  Issued under
    employee benefit
    plans............     --         --      185        7.8     --        --        86        --       --        --           .5
  Redemption of
    Series E
    Preferred
    Stock............     --         --       --         --     --        --       (22 )      --       --        --         (1.1)
  Issuance of Series
    G Preferred
    Stock............     --         --       --         --     --        --        --        --    1,500       1.5         70.9
  Other changes......     --         --      (15 )      (.3)    --        --        --        --       --        --           .2
                       ------    -------   ------   -------     --        --    ------   -------   ------   -------   ----------

Balance at December
  31, 1991...........  37,804      37.8    (6,847)   (248.7)    97        .1     3,147       3.1    1,500       1.5        855.9

  Acquisition of
    treasury stock...     --         --     (150 )     (3.5)    --        --        --        --       --        --           --

  Issued under
    employee benefit
    plans............     --         --      144        6.1     --        --        19        --       --        --         (2.1)

  Redemption of
    Series E
    Preferred
    Stock............     --         --       --         --     --        --       (31 )      --       --        --         (1.5)

  Issuance of Common
    Stock............  4,300        4.3       --         --     --        --        --        --       --        --         93.4

  Other changes......     --         --       (4 )       .1     --        --        --        --       --        --          (.7)

                       ------    -------   ------   -------     --        --    ------   -------   ------   -------   ----------

Balance at December
  31, 1992...........  42,104      42.1    (6,857)   (246.0)    97        .1     3,135       3.1    1,500       1.5        945.0

  Acquisition of
    treasury stock...     --         --     (341 )     (9.5)    --        --        --        --       --        --           --

  Issued under
    employee benefit
    plans............     --         --      440       19.3     --        --        39        --       --        --         (7.5)

  Redemption of
    Series E
    Preferred
    Stock............     --         --       --         --     --        --       (59 )      --       --        --         (2.8)

  Issuance of Common
    Stock............  5,750        5.8       --         --     --        --        --        --       --        --        172.9

  Other changes......     --         --       (9 )      (.3)    --        --        --        --       --        --         (1.2)

                       ------    -------   ------   -------     --        --    ------   -------   ------   -------   ----------

Balance at December
  31, 1993...........  47,854     $47.9    (6,767)  $(236.5)    97       $.1     3,115     $ 3.1    1,500     $ 1.5     $1,106.4

                       ------    -------   ------   -------     --        --     ------   -------   ------   -------   ----------
                       ------    -------   ------   -------     --        --     ------   -------   ------   -------   ----------



NOTE 7: STOCK OPTION PLANS

     The Inland 1992 Incentive Stock Plan, approved by stockholders on April 22, 1992, provides for the issuance, pursuant to options and other awards, of 2.2 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1988 and 1984 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. During 1993, options were granted to 235 executives under the 1992 Plan and a total of 891,224 shares was

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES available for future grants under that Plan as of December 31, 1993. The following summarizes the status of options under the plans for the periods indicated:

                                                                                   OPTION EXERCISE
                                                                      NUMBER OF    PRICE OR RANGE
                                                                       SHARES         PER SHARE
                                                                      ---------    ---------------
Options (granted and unexercised) at December 31, 1990.............   1,196,145    $15.31-$39.75
  Granted..........................................................     619,200    19.75- 21.38
  Exercised........................................................          --
  Cancelled or expired.............................................     (68,000)   21.38- 39.75
  Surrendered (SAR Exercise).......................................        (250)   15.31
                                                                      ---------
Options (granted and unexercised) at December 31, 1991
  (985,295 exercisable)............................................   1,747,095    15.31- 39.75
  Granted..........................................................     655,450    22.31- 25.50
  Exercised........................................................        (600)   18.75
  Cancelled or expired.............................................     (48,450)   18.75- 39.75
  Surrendered (SAR Exercise).......................................      (8,000)   15.31- 25.38
                                                                      ---------
Options (granted and unexercised) at December 31, 1992
  (1,316,530 exercisable)..........................................   2,345,495    15.31- 39.75
  Granted..........................................................     575,200    26.13
  Exercised........................................................    (231,953)   21.38- 33.75
  Cancelled or expired.............................................    (198,911)   21.38- 39.75
  Surrendered (SAR Exercise).......................................     (20,675)   15.31- 25.38
                                                                      ---------
Options (granted and unexercised) at December 31, 1993
  (1,425,909 exercisable)..........................................   2,469,156    15.31- 39.75
                                                                      ---------
                                                                      ---------

     Options outstanding on December 31, 1993, under the 1984 Plan have expiration dates ranging from June 26, 1994 to September 22, 1997, with a weighted average exercise price per share of $29.78. Options outstanding under the 1988 Plan have expiration dates ranging from July 26, 1998 to November 26, 2001, with a weighted average exercise price per share of $31.94. Options outstanding under the 1992 Plan have expiration dates ranging from June 23, 2002 to May 25, 2003, with a weighted average exercise price per share of $25.78. On December 31, 1993, there were 72 holders of options granted under the 1984 Plan, 217 holders of options granted under the 1988 Plan, and 273 holders of options granted under the 1992 Plan.

     Stock appreciation rights have also been granted with respect to 176,800 shares subject to outstanding options under the plans at the rate of one stock appreciation right ("SAR") for each share subject to option. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the SAR is exercised over the related option exercise price. The holder may elect to receive payment in stock, or in a combination of stock and cash. An SAR is exercisable only upon surrender of the related option and only to the extent that the related option is exercisable. No SAR has been granted since 1990. Following is a summary of SAR activity:

                                                             NUMBER       SHARES     AVERAGE
                                                            OF RIGHTS    OF STOCK    EXERCISE
                                                            EXERCISED     ISSUED      PRICE      CASH PAID
                                                            ---------    --------    --------    ---------
1991.....................................................        250          40      $22.63      $ 1,000
1992.....................................................      8,000       1,070      $23.66      $ 4,000
1993.....................................................     20,675       2,794      $29.47      $84,000

     SAR compensation expense recorded by the Company was not material for any of the three years.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     The 1992 Plan also provides, as did the 1988 and 1984 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1993, restricted stock awards totaling 122,000 shares were granted to 33 executives, and no performance awards were granted. Also during 1993, 7,052 shares of previously granted restricted stock awards vested, while 4,000 shares were forfeited. During 1992, restricted stock awards totaling 3,810 shares were granted to one executive, and no performance awards were granted. The final performance period for awards granted prior to 1992 ended December 31, 1992. As the performance criteria for such performance period were not met, the remaining 95,436 shares subject to performance awards were cancelled. Also during 1992, 75,657 shares of previously granted restricted awards vested, while 1,143 shares were forfeited. During 1991, restricted stock awards totaling 13,216 shares were granted to four executives and three performance awards totaling 39,000 shares were granted under the 1988 Plan. One existing performance award was amended to increase by 3,000 the total number of shares subject to such award. Also during 1991, 23,327 shares of previously granted restricted stock awards vested, while 37,045 shares (including dividend-equivalent shares) subject to performance awards and 8,586 shares of restricted stock were forfeited.

NOTE 8: STOCKHOLDER RIGHTS PLAN

     Pursuant to a stockholder rights plan, on November 25, 1987, the Board of Directors declared a dividend distribution, payable to stockholders of record on December 18, 1987, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The rights plan was amended by the Board on May 24, 1989. The Rights will expire 10 years after issuance, and will become exercisable only if a person or group becomes the beneficial owner of 20 percent or more of the common stock (a "20 percent holder"), commences a tender or exchange offer which would result in the offeror beneficially owning 20 percent or more of the common stock, or is determined by the Board to beneficially own at least 10 percent of the common stock and either intends to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders or is reasonably likely, through such beneficial ownership, to cause a material adverse impact on the business or prospects of the Company and its stockholders (an "Adverse Person"). Each Right will entitle stockholders to buy one newly issued unit of one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $90, subject to certain antidilution adjustments. The Company will generally be entitled to redeem the Rights at $.05 per Right at any time prior to 15 days after a public announcement of the existence of a 20 percent holder.

     If a person or group accumulates 20 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent Continuing Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), or a merger takes place with a 20 percent holder where the Company is the surviving corporation and its common stock is unchanged, or a 20 percent holder engages in certain self-dealing transactions, or the Board determines that a person or group is an Adverse Person, each Right (other than Rights held by such 20 percent holder and certain related parties which become void) will represent the right to purchase, at the exercise price, common stock (or, in certain circumstances, a combination of securities and/or assets) having a value of twice the exercise price. In addition, if, following the public announcement of the existence of a 20 percent holder, the Company is acquired in a merger or other business combination transaction, except a merger or other business combination transaction that takes place after the consummation of an offer for all outstanding shares of common stock that the independent Continuing Directors have determined to be fair, or a sale of 50 percent or more of the Company's assets or earning power is made to a third party, each Right (unless previously voided) will represent the right to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

NOTE 9: PROVISIONS FOR RESTRUCTURING

     In 1993, the Company recorded a facility shutdown provision of $22.3 million which covered costs associated with the earlier than planned closure of Inland Steel Company's cokemaking facilities. Of the amount provided, $7.7 million relates to the write-off of assets with the remainder provided for various expenditures associated with the shutdown of the facility, including personnel costs.

     In 1991, the Company recorded restructuring provisions aggregating $215 million, of which $205 million pertained to the Indiana Harbor steelmaking complex of Inland Steel Company and $10 million was applicable to the Company's corporate office. The provisions cover writedowns of uneconomic facilities, principally cokemaking batteries, the ingot mold foundry, and selected older facilities expected to be shut down, as well as provisions for environmental matters and workforce reductions (consisting principally of added pension and other employee benefit costs).

     In 1992, as the specific identification of the continuing status of pension liabilities associated with the shutdown provisions is not feasible, these liabilities were transferred from the restructuring reserve to the general pension liabilities of the Company. At December 31, 1993, the Company had restructuring reserves, excluding pension-related liabilities, totaling $149.7 million. Comparable reserves at December 31, 1992 and 1991 were $141.3 million and $137.5 million, respectively.

NOTE 10: RETIREMENT BENEFITS

  PENSIONS

     The Company has a non-contributory defined benefit pension plan which covers substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plan are based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers union.

     The Company's funding policy is to contribute annually the amount necessary to satisfy the ERISA funding standards. No funding has been required since 1984.

     The assumptions used to determine the plan's funded status are as follows:

                                                                             1993    1992
                                                                             ----    ----
        Discount (settlement) rate........................................   7.25%   8.6%
        Rate of compensation increase.....................................    5.0%   5.0%
        Rate of return on plan assets.....................................    9.5%   9.5%

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     The funded status of the plan as of December 31, 1993 and 1992 was as follows:

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1993       1992
                                                                       ------     ------
                                                                          IN MILLIONS
        Fair value of plan assets
          Equities..................................................   $1,011     $  943
          Bonds.....................................................      354        458
          Real estate...............................................      136        137
          Cash equivalents and accrued interest.....................      293        148
                                                                       ------     ------
                                                                        1,794      1,686
                                                                       ------     ------
        Actuarial present value of benefits for service rendered to date:
          Accumulated Benefit Obligation based on compensation to
             date, including vested benefits of $1,808 and $1,433
             for 1993 and 1992, respectively........................    1,960      1,534
          Additional benefits based on estimated future compensation
             levels.................................................      117         82
                                                                       ------     ------
          Projected Benefit Obligation..............................    2,077      1,616
                                                                       ------     ------
        Plan Assets in excess (shortfall) of Projected Benefit
          Obligation................................................   $ (283)    $   70
                                                                       ------     ------
                                                                       ------     ------

     The Projected Benefit Obligation is the full measure of the Company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.

     The pension cost reflected in the Company's balance sheet on December 31, 1993 and 1992, can be reconciled to the excess or shortfall of plan assets as shown below:

                                                                         DECEMBER 31,
                                                                        ---------------
                                                                        1993       1992
                                                                        -----      ----
                                                                          IN MILLIONS
        Accrued pension cost.........................................   $(166)     $ (50)
        Unrecognized transition asset................................     139        162
        Unrecognized net gain (loss).................................    (237)         9
        Unrecognized prior service cost..............................    (141)       (51)
        Adjustment required to recognize minimum liability...........     122         --
                                                                        -----       ----
        Plan assets in excess (shortfall) of Projected Benefit
          Obligation.................................................   $(283)      $ 70
                                                                        -----       ----
                                                                        -----       ----

     The additional minimum pension liability represents the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed.

     The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $23.1 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     Pension credit for 1993 and 1992 is composed of the components set forth in the table below:

                                                                       1993       1992
                                                                       -----      -----
                                                                         IN MILLIONS
        Service cost -- present value of benefits earned during
          year......................................................   $  27      $  27
        Interest on service cost and Projected Benefit Obligation...     139        134
        Actual return on plan assets................................    (256)      (151)
        Net amortization and deferral...............................      85        (19)
                                                                       -----      -----
        Total pension credit........................................   $  (5)     $  (9)
                                                                       -----      -----
                                                                       -----      -----

  BENEFITS OTHER THAN PENSIONS

     Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company did not prefund any of these postretirement benefits in 1993. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to Inland Steel Company United Steelworkers of America ("USWA") retirees. Funding of the Trust will be made as claims are submitted for payment.

     The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. FASB Statement No. 106 requires accrual accounting for all postretirement benefits other than pensions. The Company must be fully accrued for these postretirement benefits by the date each employee attains full eligibility for such benefits. In conjunction with the adoption of FASB Statement No. 106, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees (the "transition obligation").

     Prior to the adoption of FASB Statement No. 106, the cost of medical benefits for retired employees was expensed as incurred. For 1993, the accrued expense for benefits other than pensions recorded in accordance with FASB Statement No. 106 exceeded the expense that would have been recorded under the prior accounting methods by $43 million, $28 million after tax or $.80 per share. For 1992, the incremental expense was $63 million, $41 million after tax or $1.24 per share.

     The amount of net periodic postretirement benefit cost for 1993 and 1992 is composed of the following:

                                                                          1993      1992
                                                                          ----      ----
                                                                           IN MILLIONS
        Service cost...................................................   $15       $ 15
        Interest cost..................................................    85         96
        Net amortization and deferral..................................    (4 )       --
                                                                          ----      ----
        Total net periodic postretirement cost.........................   $96       $111
                                                                          ----      ----
                                                                          ----      ----

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     The following table sets forth components of the accumulated postretirement benefit obligation:

                                                                          DECEMBER 31,
                                                                       ------------------
                                                                        1993        1992
                                                                       ------      ------
                                                                          IN MILLIONS
        Accumulated postretirement benefit obligation attributable to:
          Retirees..................................................   $  552      $  580
          Fully eligible plan participants..........................      212         234
          Other active plan participants............................      280         313
                                                                       ------      ------
        Accumulated postretirement benefit obligation...............    1,044       1,127
          Unrecognized net gain.....................................       73          --
          Unrecognized prior service credit.........................       76          24
                                                                       ------      ------
        Accrued postretirement benefit obligation...................   $1,193      $1,151
                                                                       ------      ------
                                                                       ------      ------

     Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation will be amortized over the remaining service period of active plan participants.

     In 1993, in connection with Inland Steel Company's new labor agreement with the USWA, the postretirement medical benefit plan covering union employees was amended, effective August 1, 1993, to provide for employee co-payments and increased deductibles. As a result of these plan amendments, the Company remeasured its postretirement benefit obligation under FASB Statement No. 106, as of August 1, 1993. This remeasurement incorporated the effect of the union contract changes as well as the effects of changes in actuarial assumptions to reflect more current information regarding claim costs, census data and interest rate factors. The net effect of these changes was to reduce net periodic postretirement benefit cost for 1993 by $12 million and to reduce the accumulated postretirement benefit obligation as of August 1, 1993 by $146 million.

     The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:

                                                            1992                 1993
                                                         -----------    -----------------------
                                                         DECEMBER 31    AUGUST 1    DECEMBER 31
                                                         -----------    --------    -----------
        Discount rate.................................       9.0%         7.35%        7.25%
        Rate of compensation increase.................       5.0%          5.0%         5.0%
        Medical cost trend rate.......................      9%-5%         7%-5%        7%-5%
        Year ultimate rate reached....................       1997          1996         1996

     A one percentage point increase in the assumed health care cost trend rates for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of December 31, 1993 by $14 million and $131 million, respectively.

  POSTEMPLOYMENT BENEFITS

     In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." Adoption of the new Standard, which is required by the first quarter of 1994, is not anticipated to have a material impact on results of operations or the financial position of the Company.

NOTE 11: INCOME TAXES

     The Company adopted FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. The cumulative effect of prior years at the date of adoption was not material to the results of operations

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES or the financial position of the Company. Through December 31, 1991, income taxes were accounted for under APB Opinion No. 11.

     The elements of the provisions for income taxes for each of the three years indicated below were as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                   1993        1992        1991
                                                                   -----      ------      ------
                                                                            IN MILLIONS
Current income taxes:
  Federal.......................................................   $  --      $   --      $ 10.5Cr.
  State and foreign.............................................     2.8          .9         1.8Cr.
                                                                   -----      ------      ------
                                                                     2.8          .9        12.3Cr.

Deferred income taxes...........................................    38.8Cr.    100.1Cr.     93.7Cr.
                                                                   -----      ------      ------
  Total tax benefit.............................................   $36.0Cr.   $ 99.2Cr.   $106.0Cr.
                                                                   -----      ------      ------
                                                                   -----      ------      ------
- -------------------------

Cr. = Credit

     In accordance with FASB Statement No. 109, the Company adjusted its deferred tax assets and liabilities for the effect of the change in the corporate Federal income tax rate from 34 to 35 percent, effective January 1, 1993. A credit to income of $11 million, which includes the effect of the rate change on deferred tax asset and liability balances as of January 1, 1993 as well as the effect on 1993 tax benefits recorded by the Company prior to the enactment date of August 10, 1993, was recorded in the third quarter of 1993.

     The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                                  1993    1992
                                                                                  ----    ----
                                                                                  IN MILLIONS
Deferred tax assets (excluding postretirement benefits other than pensions):
Net operating loss and tax credit carryforwards................................   $354    $306
Restructuring and termination reserves.........................................     95      84
Other deductible temporary differences.........................................    104     101
Less valuation allowances......................................................     (9)    (13)
                                                                                  ----    ----
                                                                                   544     478
                                                                                  ----    ----
Deferred tax liabilities:
  Fixed asset basis difference.................................................    430     386
  Other taxable temporary differences..........................................     86      75
                                                                                  ----    ----
                                                                                   516     461
                                                                                  ----    ----
Net deferred asset (excluding postretirement benefits other than pensions).....     28      17
FASB Statement No. 106 impact (postretirement benefits other than pensions)....    445     415
                                                                                  ----    ----
Net deferred asset.............................................................   $473    $432
                                                                                  ----    ----
                                                                                  ----    ----

     For tax purposes, the Company had available, at December 31, 1993, net operating loss ("NOL") carryforwards for regular Federal income tax purposes of approximately $923 million which will expire as follows: $72 million in year 2000, $130 million in year 2005, $313 million in year 2006, $280 million in year

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

2007, and $128 million in year 2008. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately $18 million, which expire during the years 1994 through 2006. A valuation allowance has been established for those tax credits which are not expected to be realized. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available minimum tax credit carryforwards for tax purposes of approximately $13 million, which may be used indefinitely to reduce regular Federal income taxes.

     The Company believes that it is more likely than not that the $923 million of NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.

     The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits which would not be so offset are expected to be realized by achieving future profitable operations based on the following:

     First, the Company launched a turnaround strategy to improve performance by implementing a cost reduction program and enhancing asset utilization. This resulted in a $215 million restructuring provision in 1991 to write off uneconomic facilities and provide for future workforce reductions at the Inland Steel Company and the Company.

     Second, in 1992 Inland Steel Company completed a major plant and equipment investment program that amounted to approximately $1.3 billion since 1988. This included the joint ventures of I/N Tek and I/N Kote and major upgrades to facilities in the flat products and bar business. As expected, these facility upgrades resulted in significant start-up costs and disruptions to operations that negatively impacted financial results. By year-end 1993, all facilities except the 12-inch Bar Mill reached their design capabilities. This major investment program also shifts the product mix to higher value-added products which historically have not experienced significant price volatility. Consequently, the Company is now positioned with modern facilities that will enhance its ability to generate taxable profits.

     Finally, the Company operates in a highly cyclical industry and consequently has had a history of generating and then fully utilizing significant amounts of NOL carryforwards (during the years 1986-1989 the Company utilized approximately $600 million of NOL carryforwards).

     Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992 (Note 10). This adoption resulted in a $415 million deferred tax asset at December 31, 1992, and future annual charges under FASB Statement No. 106 are expected to continue to exceed deductible amounts for many years. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

     While not affecting the determination of deferred income taxes for financial reporting purposes, at December 31, 1993, the Company had available for AMT purposes approximately $290 million of NOL carryforwards which will expire as follows: $122 million in year 2006 and $168 million in year 2007.

     The deferred income tax benefit of $93.7 million for 1991 arose from the release of deferred tax liabilities as a result of the operating loss in that year. Timing differences between tax and financial reporting purposes for that year were composed primarily of the excess of tax over book depreciation and provisions for restructuring.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the Federal corporate rate as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                              1993       1992        1991
                                                              -----      -----      ------
                                                                      IN MILLIONS
        Federal income tax benefit computed at statutory
          tax rate of 35% in 1993, and 34% in 1992 and
          1991.............................................   $25.8Cr.   $87.9Cr.   $129.6Cr.
        Additional taxes or credits from:
          State and local income taxes, net of Federal
             income tax effect.............................     3.6        1.7Cr.      1.2Cr.
          Percentage depletion.............................     2.2Cr.     4.1Cr.      2.9Cr.
          Adjustment of taxes of prior years...............      --        7.2Cr.       --
          Change in Federal statutory rate.................    10.6Cr.      --          --
          Loss for which no tax benefit was recognized.....      --         --        26.6
          All other, net...................................     1.0Cr.     1.7         1.1
                                                              -----      -----      ------
          Total income tax benefit.........................   $36.0Cr.   $99.2Cr.   $106.0Cr.
                                                              -----      -----      ------
                                                              -----      -----      ------
        -------------------------

Cr. = Credit

NOTE 12: RELATED PARTY TRANSACTIONS -- NIPPON STEEL CORPORATION

     Following is a summary of the Company's relationships with NSC, whose indirect wholly owned subsidiary became the holder of all of the Company's outstanding Series F Preferred Stock on December 18, 1989 (see Note 4).

     I/N Tek, a general partnership formed for a joint venture between the Company and NSC, owns and operates a cold-rolling facility that commenced operations in early 1990. I/N Tek is 60 percent owned by a wholly owned subsidiary of Inland Steel Company and 40 percent owned by an indirect wholly owned subsidiary of NSC. The cost of the facility was $525 million, of which $111.6 million was contributed by the subsidiary of Inland Steel Company and $74.4 million by the subsidiary of NSC, with the balance borrowed by I/N Tek from three Japanese trading companies. Inland Steel Company has exclusive rights to the productive capacity of the facility, except in certain limited circumstances, and, under a tolling arrangement with I/N Tek, has an obligation to use the facility for the production of cold-rolled steel. Under the tolling arrangement, Inland Steel Company was charged $141.2 million, $122.6 million and $95.0 million in 1993, 1992 and 1991, respectively, for such tolling services. NSC has the right to purchase up to 400,000 tons of cold-rolled steel from Inland Steel Company in each year at market-based negotiated prices, up to half of which may be steel processed by I/N Tek. Purchases of Inland Steel Company products by a subsidiary of NSC aggregated $157.8 million, $123.0 million and $100.6 million during 1993, 1992 and 1991, respectively. At year-end 1993 and 1992, a subsidiary of NSC owed the Company $8.2 million and $7.1 million, respectively, related to these purchases.

     The Company and NSC also own and operate another joint venture which consists of a 400,000 ton electrogalvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50 percent by a wholly owned subsidiary of Inland Steel Company and 50 percent by an indirect wholly owned subsidiary of NSC. The facility commenced operations in the fourth quarter of 1991 and became fully operational in the third quarter of 1992, with the total cost of the project being $554 million. Permanent financing for the project, as well as for capitalized interest and a portion of the working capital, was provided by third-party long-term financing, by capital contributions of the two partners of $60 million each and by subordinated partner loans of $30 million

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES each. Inland Steel Company and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $516 million outstanding under its long-term financing agreement at December 31, 1993. Additional working capital requirements were met by partner loans and by third-party credit arrangements. I/N Kote is required to buy all of its cold-rolled steel from Inland Steel Company, which is required to furnish such cold-rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10 percent after operating and financing costs; this price is subject to an upward adjustment if Inland Steel Company's return on sales is less than I/N Kote's return on sales. Purchases of Inland Steel Company cold-rolled steel by I/N Kote aggregated $191.7 million in 1993 and $99.3 million in 1992. At year-end 1993, I/N Kote owed the Company $35.5 million related to these purchases. Prices of cold-rolled steel sold by Inland Steel Company to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. During 1993, Inland Steel Company sold cold-rolled steel to I/N Kote at a price that approximated its cost of production compared with 1992 when such sales were at less than its cost of production. I/N Kote also provides tolling services to Inland Steel Company for which it was charged $29.1 million in 1993. Inland Steel Company sells all I/N Kote products that are distributed in North America.

     The Company and NSC have entered into various agreements pursuant to which NSC has provided technical services and licenses of proprietary steel technology with respect to specific Company research and engineering projects. Pursuant to such agreements, Inland Steel Company incurred costs of $3.7 million, $4.1 million and $7.0 million for technical services and related administrative costs for services provided during 1993, 1992 and 1991, respectively.

     At midyear 1989, the Company and NSC, through a subsidiary, each purchased in the open market approximately $15 million of the other company's common stock. The estimated fair value of the NSC common stock at year-end 1993, based on the year-end quoted market price and exchange rate, was $6.7 million.

NOTE 13: INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

     The Company's investments in unconsolidated joint ventures accounted for by the equity method consist primarily of its 60 percent interest in I/N Tek, 50 percent interest in I/N Kote, 50 percent interest in PCI Associates, 40 percent interest in the Empire Iron Mining Partnership, 12 1/2 percent interest (25 percent interest in 1991) in Walbridge Electrogalvanizing Company, and 13 3/4 percent interest in Wabush Mines. I/N Tek and I/N Kote are joint ventures with NSC (see Note 12). The Company does not exercise control over I/N Tek, as all significant management decisions of the joint venture require agreement by both of the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. PCI Associates is a joint venture which operates a pulverized coal injection facility at the Indiana Harbor Works. Empire and Wabush are iron ore mining and pelletizing ventures owned in various percentages primarily by U.S. and Canadian steel companies. On June 30, 1992, the Company, through subsidiaries, sold one-half of its interest in Walbridge, resulting in a $22.5 million pre-tax gain. Walbridge is a venture that coats cold-rolled steel in which Inland has the right to 25 percent of the productive

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES capacity (50 percent at year-end 1991). Following is a summary of combined financial information of the Company's unconsolidated joint ventures:

                                                                    1993        1992        1991
                                                                  --------    --------    --------
                                                                            IN MILLIONS
Results of Operations for the years ended December 31:
  Gross revenue................................................   $  956.7    $  740.8    $  595.4
  Costs and expenses...........................................      945.1       748.3       586.8
                                                                  --------    --------    --------
     Net income (loss).........................................   $   11.6    $   (7.5)   $    8.6
                                                                  --------    --------    --------
                                                                  --------    --------    --------
Financial Position at December 31:
  Current assets...............................................   $  279.7    $  203.2    $  137.3
  Total assets.................................................    1,925.9     1,949.9     1,875.8
  Current liabilities..........................................      241.6       174.0       145.0
  Total liabilities............................................    1,545.5     1,511.7     1,428.4
  Net assets...................................................      380.4       438.2       447.4

NOTE 14: COMMITMENTS AND CONTINGENCIES

     Inland Steel Company guarantees payment of principal and interest on its 40 percent share of the long-term debt of Empire Iron Mining Partnership requiring principal payments of approximately $7.6 million annually through 1996. At year-end 1993, Inland Steel Company also guaranteed $34.5 million of long-term debt attributable to a subsidiary's interest in PCI Associates.

     As part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, Inland Steel Company agreed, subject to certain exceptions, to purchase, at prices which approximate market, the full amount of its annual limestone needs or one million gross tons, whichever is greater, through 2002.

     The Company and its subsidiaries have various operating leases for which future minimum lease payments are estimated to total $370.6 million through 2018, including approximately $60.7 million in 1994, $53.6 million in 1995, $48.2 million in 1996, $46.0 million in 1997, and $41.9 million in 1998. Included in the above amounts is a total of $154 million, approximately $20 million per year, related to the lease of a caster facility that the Company plans to buy-out in 1994. Upon completion of the transaction, the total and five year estimates provided should be reduced accordingly. The Company will also record additional long-term debt of approximately $63 million as part of the transaction, the interest and principal of which will be paid on through 2001. In addition, at year-end 1993, the Company guaranteed the lease and loans related to this caster facility, which are partially secured by a surety bond, currently in the amount of $62 million.

     It is anticipated that the Company will make expenditures of $20 million in 1994, $13 million in 1995, and $5 million to $10 million annually in each of the three years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. The Company is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the Company does not expect environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, to materially affect the Company's results of operations or financial position. Corrective actions relating to the EPA consent decree may require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. At December 31, 1993, the Company's reserves for environmental liabilities totaled $19 million related to the sediment remediation under the 1993 EPA consent decree.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

     The total amount of firm commitments of the Company and its subsidiaries to contractors and suppliers, primarily in connection with additions to property, plant and equipment, approximated $15 million at year-end 1993.

NOTE 15: BUSINESS SEGMENTS AND CONCENTRATION OF CREDIT RISK

     The Company operates in two business segments, Integrated Steel and Steel Service Centers.

     Integrated Steel operations include the manufacture of steel mill products and the mining and processing of iron ore. Integrated Steel produces and sells a wide range of steels, of which approximately 99 percent consists of carbon and high-strength low-alloy steel grades. Approximately 76 percent of this segment's sales were to customers in five mid-American states, and 93 percent were to customers in 20 mid-American states. Over half the sales are to the steel service center and transportation (including automotive) markets.

     The Steel Service Center business segment processes and distributes a broad line of steel products, non-ferrous metals and industrial plastics to a wide range of industrial users on a nationwide basis. This segment includes Joseph T. Ryerson & Son, Inc. and J.M. Tull Metals Company, Inc.

     Substantially all sales between segments are recorded at current market prices. Operating profit consists of total sales less operating expenses. Operating expenses of segments do not include any allocation of general corporate income and expense, other non-operating income or expense, interest income or expense, or income taxes.

     Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents, the intangible pension asset, and the assets of discontinued segments.

     Substantially all of the Company's operations are located in the United States, and foreign sales are not material.

             INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                      INFORMATION ABOUT BUSINESS SEGMENTS

                                                                      YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                    1993        1992        1991
                                                                  --------    --------    --------
                                                                            IN MILLIONS
NET SALES
Integrated Steel Operations:
  Sales to unaffiliated customers..............................   $2,001.3    $1,787.3    $1,757.9
  Intersegment sales...........................................      173.6       122.1       137.5
                                                                  --------    --------    --------
                                                                   2,174.9     1,909.4     1,895.4
                                                                  --------    --------    --------
Steel Service Center Operations:
  Sales to unaffiliated customers..............................    1,882.5     1,707.0     1,645.6
  Intersegment sales...........................................       10.8         9.6        10.3
                                                                  --------    --------    --------
                                                                   1,893.3     1,716.6     1,655.9
Eliminations and adjustments...................................     (180.0)     (131.7)     (146.8)
                                                                  --------    --------    --------
          Total net sales......................................   $3,888.2    $3,494.3    $3,404.5
                                                                  --------    --------    --------
                                                                  --------    --------    --------
OPERATING PROFIT (LOSS)
Integrated Steel Operations....................................   $  (28.2)   $ (200.6)   $ (313.2)
Steel Service Center Operations................................       56.4        27.1        16.2
Eliminations and adjustments...................................       (1.6)         .1        (3.9)
                                                                  --------    --------    --------
          Total operating profit (loss)........................   $   26.6    $ (173.4)   $ (300.9)
                                                                  --------    --------    --------
                                                                  --------    --------    --------
IDENTIFIABLE ASSETS
Integrated Steel Operations....................................   $2,201.2    $2,212.3    $1,868.7
Steel Service Center Operations................................      788.3       742.9       750.3
                                                                  --------    --------    --------
                                                                   2,989.5     2,955.2     2,619.0
General corporate and other....................................      446.3       191.3        78.8
                                                                  --------    --------    --------
          Total assets on December 31..........................   $3,435.8    $3,146.5    $2,697.8
                                                                  --------    --------    --------
                                                                  --------    --------    --------
DEPRECIATION
Integrated Steel Operations....................................   $  111.1    $  110.2    $   98.7
Steel Service Center Operations................................       19.2        18.7        18.4
                                                                  --------    --------    --------
                                                                     130.3       128.9       117.1
General corporate and other....................................        1.5          .7         1.1
                                                                  --------    --------    --------
          Total depreciation...................................   $  131.8    $  129.6    $  118.2
                                                                  --------    --------    --------
                                                                  --------    --------    --------
CAPITAL EXPENDITURES
Integrated Steel Operations....................................   $   86.1    $   55.1    $  124.7
Steel Service Center Operations................................       19.3         9.3         9.8
                                                                  --------    --------    --------
                                                                     105.4        64.4       134.5
General corporate and other....................................         .2          --         5.7
                                                                  --------    --------    --------
          Total capital expenditures...........................   $  105.6    $   64.4    $  140.2
                                                                  --------    --------    --------
                                                                  --------    --------    --------

             ------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Incorporation by Reference............     2
The Company...........................     3
Risk Factors Related to the Steel
  Industry and the Company............     4
Recent Developments and Outlook.......     8
Use of Proceeds.......................    10
Price Range of Common Stock and
  Dividend Data.......................    10
Capitalization........................    11
Summary of Financial Information......    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Description of Capital Stock..........    21
Standby and Other Arrangements........    29
Experts...............................    30
Validity of Shares....................    30
Index to Consolidated Financial
  Statements..........................   F-1

             ------------------------------------------------------

             ------------------------------------------------------

                                2,703,000 Shares
                         INLAND STEEL INDUSTRIES, INC.
                                  Common Stock
                          ($1.00 par value per share)

                                   PROSPECTUS

                                CS FIRST BOSTON
                              GOLDMAN, SACHS & CO.

             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby:

        SEC registration fee...............................................   $ 30,467
        Blue sky fees and expenses.........................................     14,000
        Legal fees.........................................................    150,000
        Accounting fees and expenses.......................................     60,000
        Printing expenses..................................................    120,000
        Miscellaneous......................................................     10,533
                                                                              --------
             Total.........................................................   $385,000
                                                                              --------
                                                                              --------

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     (a) The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

     (b) Article Thirteen of the Certificate of Incorporation of the Company permits, and Article VI of the By-Laws of the Company provides for, indemnification of directors, officers, employees and agents to the full extent permitted by law.

     (c) The Company maintains directors' and officers' liability insurance coverage for its directors and officers and those of its subsidiaries and for certain other executive employees. This coverage insures such persons against certain losses that may be incurred by them in their respective capacities as directors, officers or employees, with respect to which they may or may not be indemnified under the provisions of the Certificate of Incorporation or By-Laws of the Company or otherwise.

     (d) Reference is made to Section 7 of the Standby Underwriting Agreement (the form of which is included as Exhibit 1.1 to this Registration Statement) regarding the indemnification under certain circumstances of the Company, its directors and certain of its officers by the Purchasers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See Index to Exhibits included herewith.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 (except as set forth in paragraphs (c) and (d) therein) of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the
                Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

            Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO AND STATE OF ILLINOIS ON THE 28TH DAY OF APRIL, 1994.

                                          INLAND STEEL INDUSTRIES, INC.


                                          By:        /s/ ROBERT J. DARNALL
                                                         Robert J. Darnall
                                               Chairman, President and Chief
                                                      Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 28, 1994.

               SIGNATURE                                            TITLE
- ----------------------------------------        ----------------------------------------------
      /s/ ROBERT J.  DARNALL                    Chairman, President and Chief
- ----------------------------------------        Executive Officer and Director
          Robert J. Darnall


      /s/ EARL L.  MASON                        Vice President and Chief Financial Officer
- ----------------------------------------        (Principal Financial Officer)
          Earl L. Mason

      /s/ OLIVIA M. THOMPSON                    Controller and Principal Accounting Officer
- ----------------------------------------
          Olivia M. Thompson

      James W. Cozad                            Director

      James A. Henderson                        Director

                                                                   Constituting a majority of the
      Robert B. McKersie                        Director           Directors of the Company

      Donald S. Perkins                         Director
                                                                   By:     /s/ DAVID B. ANDERSON
      Joshua I. Smith                           Director                       David B. Anderson
                                                                               Attorney-in-Fact
      Nancy H. Teeters                          Director

      Raymond C. Tower                          Director

      Arnold R. Weber                           Director

                                 EXHIBIT INDEX

   EXHIBIT                                                                                SEQUENTIAL
   NUMBER                                 DESCRIPTION                                     PAGE NUMBER
   ------    ----------------------------------------------------------------------       -----------
      1.1    Form of Standby Underwriting Agreement................................
      4.1    Certificate of Incorporation, as amended, of the Company. (Filed as
             Exhibit 4-A to the Company's Quarterly Report on Form 10-Q for the
             quarter ended March 31, 1991, and incorporated by reference herein.)
      4.2    By-laws, as amended, of the Company. (Filed as Exhibit 3-B to the
             Company's Annual Report on Form 10-K for the year ended December 31,
             1992, and incorporated by reference herein.)
      4.3    Certificate of Designations, Preferences and Rights of Series A $2.40
             Cumulative Convertible Preferred Stock of the Company. (Filed as part of Exhibit B to the definitive Proxy Statement of Inland Steel Company dated March 21, 1986 that was furnished to stockholders in connection with the annual meeting held April 23, 1986, and incorporated by reference herein.)
      4.4    Certificate of Designation, Preferences and Rights of Series D Junior
             Participating Preferred Stock of the Company. (Filed as Exhibit 4-D to
             the Company's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1987, and incorporated by reference herein.)
      4.5    Copy of Rights Agreements, dated as of November 25, 1987, as amended and restated as of May 24, 1989, between the Company and The First
             National Bank of Chicago, as Rights Agent (Harris Trust and Savings
             Bank, as successor Rights Agent). (Filed as Exhibit 1 to the Company's
             Current Report of Form 8-K filed on May 24, 1989, and incorporated by reference herein.)
      4.6    Copy of Certificate of Designations, Preferences and Rights of Series
             E ESOP Convertible Preferred Stock of the Company. (Filed as Exhibit
             4-F to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, and incorporated by reference herein.)
      4.7    Copy of Certificate of Designations, Preferences and Rights of Series
             F Exchangeable Preferred Stock of the Company. (Filed as Exhibit 4(b)
             to the Company's Current Report on Form 8-K filed on December 18,
             1989, and incorporated by reference herein.)
      4.8    Copy of Certificate of Designations of Series G $4.625 Cumulative
             Convertible Exchangeable Preferred Stock of the Company. (Filed as
             Exhibit 2.8 to the Company's Registration Statement on Form 8-A filed on March 25, 1991, and incorporated by reference herein.)
      4.9    Copy of Indenture dated as of December 15, 1992, between the Company and Harris Trust and Savings Bank, as Trustee, respecting the
             Company's $150,000,000 12-3/4% Notes due December 15, 2002. (Filed as
             Exhibit 4-G to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, and incorporated by reference herein.)
      5.1    Opinion of Mayer, Brown & Platt.......................................
     23.1    Consent of Price Waterhouse...........................................
     23.2    The consent of Mayer, Brown & Platt is contained in their opinion filed as Exhibit 5.1 to this Registration Statement.
     24.1    Powers of Attorney....................................................